SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                      _____________________________________


                            AMENDMENT # 3 TO FORM 20F

                          /X/   REGISTRATION STATEMENT
                      PURSUANT TO SECTION 12 (b) OR (g) OF
                   THE SECURITIES EXCHANGE ACT OF 1934 FOR THE
                      _____________________________________


                          Commission File No._00032559


                            DIGITAL ROOSTER.COM INC.
             (exact name of registrant as specified in its charter)

                         An Ontario, Canada corporation
                         (jurisdiction of incorporation)
              366 Bay Street, 12th Floor, Toronto, Ontario M5H 4B2
                    (address of principal executive offices)
                 Telephone: (416) 815-1771; Fax: (416) 815-1259

                                 With copies to:
                                Robert D. Axelrod
            5300 Memorial Drive, Suite 700 Houston, Texas 77007-8217
                 Telephone:  (713) 861-1996; Fax: (713) 552-0202
                     ______________________________________

Securities  to  be  registered  pursuant  to  Section  12(b)  of  the  Act: None

Securities to be registered pursuant to Section 12(g) of the Act: Common Shares, no par value

Securities  for  which there is a reporting obligation pursuant to Section 15(d)
                                of the Act: None


The  number  of  shares  outstanding  of  the  Registrant's  Common Shares as of
                    December 14, 2001 was 35,330,866 shares.


Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing
requirements  for  the  past  90  days.  Yes      No   /X/

Indicate by check mark which financial statement item the registrant has elected to follow:
Item  17          Item  18  /X/

                            DIGITAL ROOSTER.COM INC.
                        FORM 20-F REGISTRATION STATEMENT

                                TABLE OF CONTENTS
                                                                            PAGE

                                     PART I

ITEM  1.     IDENTITY  OF  DIRECTORS,  SENIOR  MANAGEMENT
             AND  ADVISORS                                                     1

1A.      DIRECTORS  AND  SENIOR  MANAGEMENT                                    1
1B.      ADVISERS                                                              1
1C.      AUDITORS                                                              1

ITEM  2.     OFFER  STATISTICS  AND  EXPECTED  TIMETABLE                       1

ITEM  3.     KEY  INFORMATION  ABOUT  THE  COMPANY'S
             FINANCIAL  CONDITION,  CAPITALIZATION
             AND  RISK  FACTORS

3A.     SELECTED  FINANCIAL  DATA                                              2
3B.     CAPITALIZATION  AND  INDEBTEDNESS                                      2
3C.     REASONS  FOR  THE  OFFER  AND  USE OF PROCEEDS                         4
3D.     RISK  FACTORS                                                          4

ITEM  4.     INFORMATION  ABOUT  THE  CORPORATION

OVERVIEW                                                                       7
HISTORY                                                                        7
THE  WEB-BASED  ADULT  ENTERTAINMENT  INDUSTRY                                 8
OUR  BUSINESS  STRATEGY                                                        8
COMPETITION                                                                   10
PLAN  OF  OPERATION                                                           11
PROPERTY  AND  ASSETS                                                         12
INFORMATION  TECHNOLOGY  AND  ONLINE  SYSTEMS  OPERATIONS                     12
REGULATORY  MATTERS                                                           12
INTELLECTUAL  PROPERTY                                                        13

ITEM  5.     OPERATING  AND  FINANCIAL  REVIEW  AND  PROSPECTS

5A.     OPERATING  RESULTS                                                    13
5B.     LIQUIDITY  AND  CAPITAL  RESOURCES                                    15

ITEM  6.     DIRECTORS,  SENIOR  MANAGEMENT  AND  EMPLOYEES

6A AND 6C.     DIRECTORS AND SENIOR MANAGEMENT AND BOARD PRACTICES            16
6B.     COMPENSATION  OF  DIRECTORS  AND SENIOR MANAGEMENT                    17

6E.     SHARE OWNERSHIP OF DIRECTORS AND SENIOR MANAGEMENT                    18
6D.     EMPLOYEES                                                             18

ITEM  7.     MAJOR  SHAREHOLDERS  AND  RELATED  PARTY  TRANSACTIONS

7A.     MAJOR  SHAREHOLDERS                                                   19
7B.     RELATED  PARTY  TRANSACTIONS                                          19

ITEM  8.     FINANCIAL  INFORMATION

8A.     CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION               20
8B.     SIGNIFICANT  CHANGES                                                  21

ITEM  9.     THE  LISTING

COMMON  SHARES                                                                21
TRANSFER  AGENT                                                               21
TRADING  MARKET                                                               21

ITEM 10.     ADDITIONAL  INFORMATION

10A.     SHARE  CAPITAL                                                       22
10B.     MEMORANDUM  AND ARTICLES OF ASSOCIATION                              23
10C.     MATERIAL  CONTRACTS                                                  25
10D.     EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS   25
10E.     TAXATION                                                             26
10H.     INSPECTION  OF  DOCUMENTS                                            29

ITEM 11:   QUANTITATIVE  AND  QUALITATIVE  ASSESSMENT  OF  MARKET  RISK       29

                                    PART III

ITEM 17.     FINANCIAL  STATEMENTS                                            29

ITEM 18.     FINANCIAL  STATEMENTS                                            29

ITEM 19.     EXHIBITS                                                         29

SIGNATURE  PAGE                                                               30

IN THIS REGISTRATION STATEMENT REFERENCES TO DIGITAL ROOSTER.COM INC. INCLUDE REFERENCES TO OUR WHOLLY OWNED SUBSIDIARY WEB DREAM INC. ALL DOLLAR AMOUNTS IN THIS REGISTRATION ARE EXPRESSED IN CANADIAN DOLLARS, CANDIAN AMOUNTS CONVERTED TO U.S. DOLLARS ARE PROVIDED IN BRACKETS.

PART  I

ITEM  1.     IDENTITY  OF  DIRECTORS,  SENIOR  MANAGEMENT  AND  ADVISORS


1A.      DIRECTORS  AND  SENIOR  MANAGEMENT

NAME                         POSITION                        FUNCTION
John Alexander van Arem      President, CEO and              Overall management of the
366 Bay Street, 12th Floor   Director of the Corporation     Corporation and its subsidiaries
Toronto, Ontario             President and Director of
Canada M5H 4B2               Web Dream Inc.

Hubert Mockler(1)            Director of the Corporation(2)  Member of the Corporate
216 Degrassi Street,                                         Governance Committee (1)
Toronto Ontario
Canada M4M 2K7
Toronto, Canada

Sean Husvar(1)               Director of the Corporation(2)  Member of the Corporate
6000 N. Bailey Avenue                                        Governance Committee (1)
Amherst, New York 14226,
United States

Anthony Korculanic           Operations Manager              Public and investor relations, office
82 Sarah Ashbridge Ave.                                      management and human resources
Toronto, Ontario
Canada M4L 3Y9

Wayne  Doss  (3)             Director of the Corporation (3)
1021 Creekford Drive
Weston,  Florida
33326


     (1) Our Corporate Governance Committee performs an independent supervisory role over the management of the Corporation in accordance with its statutory obligations and the role of an audit committee. We have no other committees of the board of directors. See Item 6 "Directors and Senior Management".
     (2) See "Item 6 Directors, Senior Management and Employees - Directors and Senior Management" for a description of our Director's experience and other business activities.
     (3) Wayne Doss was elected as a director at our Annual and Special Meeting of Shareholders on November 23, 2001.
     (4) Brian Usher-Jones resigned as a director for personal reasons on August 30, 2001. Brian Usher-Jones was a director from December 1999 to August 30, 2001.

1B.  ADVISERS

     Our  United  States  legal  counsel  is  Axelrod,  Smith  & Kirshbaum, 5300
Memorial  Drive,  Suite  700,  Houston,  Texas,  77007-8217.

1C.  AUDITORS

     Our auditors are Mintz & Partners LLP, located at 100-1446 Don Mills Road, North York, Ontario Canada. Mintz & Partners LLP are members of the Canadian Institute of Chartered Accountants ("CICA"). The letter of our auditors consenting to the inclusion of the financial statements in this registration statement is attached as Exhibits 1.2 and 23.1


ITEM  2.     OFFER  STATISTICS  AND  EXPECTED  TIMETABLE

     Not  applicable.

ITEM 3. KEY INFORMATION ABOUT THE COMPANY'S FINANCIAL CONDITION, CAPITALIZATION AND RISK FACTORS

     In January 2000 we acquired all of the issued and outstanding common shares of Web Dream Inc. We originally carried on mineral exploration activities under the name Storimin Resources Limited, but those operations were discontinued prior to the Web Dream acquisition. After we acquired Web Dream, we changed our name to Digital Rooster.com Inc. The only business that we currently carry on is through Web Dream, which acquires, develops and distributes upscale adult entertainment through proprietary Internet web sites. See Item 4 "Information About the Corporation". Unless otherwise indicated, this registration statement only contains information relating to the operations of Web Dream, which was incorporated in February 1998. Information relating to the historical operations of Storimin Resources Limited is not relevant to an assessment of an investment in our securities and is therefore not provided.


3A.     SELECTED  FINANCIAL  DATA

     The following selected financial data should be read in conjunction with the consolidated financial statements and the notes thereto attached beginning at page F-1 of this registration statement and Item 5 "Operating and Financial Review and Prospects". Information for the last four years is provided since Web Dream, the relevant continuing operating company, was incorporated in February 1998.

SELECTED  FINANCIAL  DATA
ALL  VALUES  ARE  EXPRESSED  IN  CANADIAN  DOLLARS.

                           Year Ended  Year Ended   Year ended      Year ended
                           Aug 31/98   Aug 31/99    (seven months)  Mar 31/01
                                                    Mar 31/00
                           Web Dream   Web Dream    Consolidated    Consolidated

OPERATIONS                 AUDITED     AUDITED       AUDITED        AUDITED
DATA

Sales                         226,263   1,821,413       1,409,764     2,508,122

Cost of Sales                  40,846     765,944         578,265       737,562
Gross Profit                  185,417   1,055,469         831,499     1,770,560
Expenses                      180,444   1,191,187       1,265,191     2,659,616

Net Income                      4,973    -135,718        -433,692      -889,056
Income per Share               0.0002      -0.009           -0.01         -0.03

Weighted Average           10,000,000  10,076,712      26,144,464    30,958,948

BALANCE SHEET INFORMATION

Current Assets                 17,315      69,224         239,781       145,506
Capital Assets                 43,976     108,253         125,297       184,876
Goodwill                                                  326,978       258,739
Due from Jazz Monkey                                      225,207
Total Assets                   61,291     177,477         917,263       589,121

Account Payable and            38,818      95,992         171,913       471,251
Accrued Liabilities
Income tax Payable                                          2,415         2,415
Deferred Revenue                                           46,675        15,961
Loans Payable                  16,500      17,404                        76,561
Due to Shareholder                         38,638          45,571        36,300
Due to Jazz Monkey                          5,188
Note Payable                                               90,000        90,000
Total Liabilities              55,318     157,222         356,574       692,488

Capital                         1,000     151,000       1,125,126     1,350,126

Retained Earnings               4,973    -130,745        -564,437    -1,453,493
Total Shareholders              5,973      20,255         560,689      -103,367
Equity
Liabilities and Share          61,291     177,477         917,263       589,121
holders Equity

3B.      CAPITALIZATION  AND  INDEBTEDNESS

     The  following  table  shows  our  capitalization as of September 30, 2001.
This table should be read in conjunction with our consolidated financial statements and the notes to those financial statements beginning at page F-1 of this Registration Statement. All values are expressed in Canadian Dollars.

                                                        AS OF SEPTEMBER 30, 2001

Unsecured  debt                                                    $    950,955
                                                                   -------------

TOTAL  DEBT                                                        $    950,955
                                                                   -------------

Shareholders'  equity

     Common Stock: no par value; unlimited shares authorized;
          35,330,866  shares  issued and  outstanding (1)          $  1,550,126
                                                                   -------------

     Accumulated  deficit                                          $ (2,091,799)
                                                                   -------------

TOTAL  SHAREHOLDERS'  EQUITY
                                                                   $   (541,673)
                                                                   -------------

TOTAL  CAPITALIZATION                                              $    409,282
                                                                   -------------


STATEMENT  OF  CHANGES  IN  SHAREHOLDER'S  EQUITY       COMMON        SHARES
                                                        SHARES        AMOUNT


Balance  as  of  June  30,  2000                       30,580,866    $1,125,126
     Issuance  of  Common  Shares                         750,000    $   75,000
                                                        1,500,000    $  150,000
                                                        1,500,000             -
                                                        1,000,000    $  200,000
Balance as of December 14, 2001                        35,330,866    $1,550,126

3C.  REASONS  FOR  THE  OFFER  AND  USE  OF  PROCEEDS

     Not  applicable.


3D.     RISK  FACTORS

     WE HAVE A LIMITED HISTORY OF OPERATIONS AND RECORDED LOSSES IN OUR FISCAL YEARS 1999,2000 AND 2001. Web Dream began operations as a company in February 1998 and recorded losses of $135,718 ($94,907) for the period ended August 31, 1999, $433,692 ($298,295) in the year ended March 31, 2000 and $889,056
($563,514) in the year ended March 31, 2001. Our prospects must be considered in light of the risks, expenses, and difficulties frequently encountered by companies in their early stages of development. We expect to continue to incur losses on a monthly basis until approximately March 2002. There can be no assurance that we will continue to incur losses after March 2002,or that any of our business strategies will be successful.

     OUR INDEPENDENT ACCOUNTANTS HAVE EXPRESSED A GOING CONCERN qualification in footnote # 1 to our audited financial statements. We recorded losses of $135,718 ($94,907) for the period ended August 31, 1999, $433,692 ($298,295) in the year ended  March  31, 2000 and $889,056 ($563,514) in the year ended March 31, 2001.
At March 31, 2001 we had a working capital deficit of $1,453,493 ($921,682). Because of our operating losses of the past two years and our working capital deficiency as at March 31, 2001, our continuance as a going concern is dependent upon our ability to obtain adequate financing or to reach profitable levels of operation. It is not possible to predict whether financing efforts will be successful or if we will attain profitable levels of operations.

     OUR COMMON SHARES ARE CONSIDERED TO BE PENNY STOCK, WHICH MAY ADVERSELY AFFECT THE LIQUIDITY OF OUR COMMON SHARES. The Securities and Exchange Commission has adopted regulations that define a penny stock to be any equity security that has a market price, as defined in those regulations, of less than U.S. $5.00 per share, subject to certain exceptions. Generally, for any transaction involving a penny stock, a broker-dealer is required to deliver, prior to the transaction, a disclosure schedule relating to the penny stock market as well as disclosure concerning, among other things, the commissions payable, current quotations for the securities and information on the limited market in penny stocks. The administration requirements imposed by these rules may affect the liquidity of our common shares.

     THERE IS NO ACTIVE TRADING MARKET FOR COMMON SHARES. There can be no assurance that an active trading market for our common shares will develop or be sustained. The trading price of our common shares may be significantly affected by factors such as actual or anticipated fluctuations in our operating results, conditions and trends in the adult entertainment and Internet industries, general market conditions and other factors. In addition, the stock market has from time to time experienced significant price and volume fluctuations that have particularly affected the market prices for the shares of Internet companies, which may materially adversely affect the market price of our common shares.

     IT MAY BE DIFFICULT FOR OUR SHAREHOLDERS TO ENFORCE CIVIL LIABILITIES UNDER THE U.S. FEDERAL SECURITIES LAWS BECAUSE WE ARE A CANADIAN CORPORATION. We are incorporated under Canadian law and the majority of our directors and executive officers are Canadian citizens or residents. All, or a substantial portion, of these persons' assets and substantially all of our assets are located outside the United States. It may not be possible for investors to effect service of process within the United States upon those persons or to enforce against them judgments of U.S. courts based upon civil liabilities under U.S. federal or state securities laws.

     CHANGES IN LAWS AND REGULATIONS REGARDING THE DISSEMINATION OF ADULT CONTENT MAY RESTRICT OUR ABILITY TO SELL OR LICENSE OUR PRODUCTS. While we have not been subject to any enforcement action to prohibit the dissemination of any of our content to our customers, many territories prohibit the publication of material defined as "obscene" or in similar terms. If a territory determines that our content is obscene according to their legal definition of that term, we may be prohibited from carrying on business in certain jurisdictions, and may be subject to criminal penalties. There can be no guarantee that we will not be faced with restrictions on carrying on all or part of our business in the future.

     CONTROL OF THE CORPORATION IS CONCENTRATED IN A SMALL NUMBER OF SHAREHOLDERS. Our officers and directors and their affiliates, in the aggregate, beneficially own approximately 52% of our outstanding common shares. These shareholders, acting together, would be able to control most matters requiring approval by shareholders, including the election of directors. Concentration of large amounts of our shares in the hands of the principal shareholders may also make more difficult any takeover, buy-out or change of control of the Corporation not approved by management.

     WE MAY NOT BE ABLE TO RAISE ADDITIONAL FINANCING TO SUSTAIN GROWTH. Based on current projections, we will require additional financing in the amount of $ 450,000 ($285,352)to $1,000,000($634,115) between November 2001 and March 2002.
We anticipate raising these funds through private placements of our securities with sophisticated investors. We have avoided obtaining debt financing but may have to pursue this option if we are unable to obtain equity financing on acceptable terms. If we are unable to obtain financing and cannot pay our debts as they come due, we may be forced to solicit a buyer for the company or be forced into bankruptcy by our creditors.

     WE ARE DEPENDENT ON A SMALL NUMBER OF KEY PERSONNEL. We are dependent upon two key people: John A. van Arem and Anthony Korculanic. Mr. van Arem is knowledgeable about all aspects of our business and has developed relationships in the adult entertainment industry that facilitate our business. Mr. Korculanic maintains on a day-to-day basis business relationships with service providers, customers, investors, and media. The loss of either of these individuals could have a material adverse effect on our business. We have no key-man life insurance policies on these individuals.

     WE MAY NOT BE ABLE TO MAINTAIN OUR COMPETITIVE POSITION. The Internet adult entertainment industry involves rapid technological change and is characterized by intense and substantial competition. A number of our competitors are well established, substantially larger and have substantially greater market recognition, greater resources and broader distribution capabilities than we have. New competitors are continually emerging. Increased competition by existing and future competitors could materially and adversely affect our profitability. Moreover, our success depends on maintaining a high quality of content. Competition for quality content in the adult industry is intense. The lack of availability of unique quality content could adversely affect our business.

     THE ADULT ENTERTAINMENT INDUSTRY IS SENSITIVE TO ECONOMIC CONDITIONS. The adult entertainment industry is sensitive to economic conditions. When economic conditions are prosperous, entertainment industry revenues increase; conversely, when economic conditions are unfavourable, entertainment industry revenues decline. Any significant decline in general corporate conditions or the economy that affect consumer spending could have a material adverse effect on our business

     OUR BUSINESS IS SENSITIVE TO CAPACITY CONSTRAINTS AND SYSTEMS FAILURES. WE DO NOT HAVE ANY BUSINESS INTERRUPTION INSURANCE. The stability of our online services is critical to our reputation, customer retention and achieving market acceptance of our online web sites destinations. Any system failure, including network, software or hardware failure, that causes interruption or an increase in response time of our online services could result in decreased usage of our services and, if sustained or repeated, could reduce the attractiveness of our online services to our clients. An increase in the volume of queries conducted through our online services could strain the capacity of the software or the hardware we employ, which could lead to slower response time or system failures, thereby adversely affecting our revenues. We also face technical challenges associated with higher levels of personalization and localization of content delivered to users of our online services. Our operations are also dependent in part upon our ability to protect our operating systems against physical damage from acts of God, power loss, telecommunications failures, physical break-ins and similar events If our back-up systems fail, the occurrence of any of these events could result in interruptions, delays or cessations in service to users of our online services, which could have a material adverse affect on our, results of operations and financial condition. We do not have any business interruption insurance.

     We are also dependent upon search engines, web browsers, Internet service providers and online service providers to provide Internet users access to our web sites. Clients may experience difficulties accessing or using any of our web sites due to system failures or delays unrelated to our operating systems. Any sustained failure or delay could reduce the attractiveness of our web sites to our clients. The occurrence of any of the foregoing events could have a material adverse effect on our business, results of operations and financial condition.

     WE MAY BE VULNERABLE TO ONLINE SECURITY RISKS. Our network may be vulnerable to unauthorized access, computer viruses and other disruptive problems. We may be required to expend significant capital or other resources to protect against the threat of security breaches or to alleviate problems caused by such breaches. There can be no assurance that such measures will not be circumvented in the future. If our security systems fail, eliminating computer viruses and alleviating other security problems may require interruptions, delays or cessation of service to clients accessing our web sites that could have a material adverse effect on our business, results of operations and financial condition.

     OUR INTELLECTUAL PROPERTY MAY NOT BE ADEQUATELY PROTECTED. Our domain names, trade secrets and, to a lesser extent our trade marks are critical to our success. We rely on a combination of copyright and trademark laws, trade secret protection, confidentiality and non-disclosure agreements and contractual provisions to protect our intellectual property. There is no guarantee that these efforts will be adequate; that we will be able to secure appropriate registrations for all of our marks; or that third parties will not infringe upon or misappropriate our proprietary rights. Future litigation may be necessary to enforce and protect our intellectual property rights. We may also be subject to litigation to defend against claims of infringement of the rights of others or to determine the scope and validity of the intellectual property rights of others, which could be costly, divert management's attention, result in the loss of certain of our proprietary rights, require us to seek licenses from third parties and prevent us from selling our services, any one of which could have a material adverse effect on our business, results of operations and financial condition.

     WE FACE POTENTIAL LIABILITY FOR INTERNET CONTENT. We face potential liability for negligence, copyright, patent, trademark infringement, defamation, indecency, disparagement and other claims based on the nature and content of the materials that we transmit. In addition, we could be exposed to liability with respect to the unauthorized duplication or transmission of content. Our insurance may not cover potential claims of this type or may not be adequate to indemnify us for all liability that may be imposed. In addition, the indemnification for such liability that we generally require from our content providers may be inadequate. Any imposition of liability that is not covered by insurance, is in excess of insurance coverage or is not covered by an indemnification by a content provider could have a material adverse effect on our business, results of operations and financial condition.

     WE MAY BE IMPEDED OR PROHIBITED FROM CARRYING ON BUSINESS BY GOVERNMENTAL REGULATION. Few laws or regulations currently are directly applicable to access or commerce on the Internet. However, a number of legislative and regulatory proposals are under consideration by governments in jurisdictions in which we conduct business, and, as a result, a number of laws or regulations may be adopted with respect to Internet user privacy, taxation, infringement, pricing, quality of products and services and intellectual property ownership. It is also uncertain as to how existing laws will be applied to the Internet in areas such as property ownership, copyright, trademark, trade secret, obscenity and defamation. The adoption of new laws or the adaptation of existing laws to the Internet may decrease the growth in the use of the Internet, which could in turn decrease the demand for our online services, increase the cost of doing business or otherwise have a material adverse effect on our business, results of operations and financial condition.

     RISKS ASSOCIATED WITH BRAND DEVELOPMENT. We believe that establishing and maintaining brand identity of our web site destinations is critical to our future success. Promotion and enhancement of our brands will depend largely on our success in continuing to provide high quality online services, which cannot be assured. In order to attract and retain subscribers and to promote and maintain its brands in response to competitive pressures, we may find it necessary to increase substantially our financial commitment to creating and maintaining a distinct brand loyalty among our clients. If we are unable to provide high quality online services, or otherwise fail to promote and maintain our brands, incur excessive expenses in an attempt to improve, or promote and maintain our brands, our business, results of operations and financial condition could be materially and adversely affected.

     FOREIGN EXCHANGE RISK. We have foreign exchange risk because our functional currency is Canadian dollars and substantially all of our sales are made to U.S. consumers. An adverse move in foreign exchange rates between the Canadian and United States dollar could have an adverse effect on our operating results. We do not hedge against this risk.


ITEM  4.     INFORMATION  ABOUT  THE  CORPORATION

     OVERVIEW


     We currently own and operate upscale adult entertainment Internet web sites through our wholly owned subsidiary Web Dream Inc. ("Web Dream"). Approximately one third of our live video content is produced exclusively for us under contract, although we have no written agreements and either party can terminate at any time. In addition, we license video, picture and other content from third party distributors, such as Adults Only Video, Pacific Direct and CV
Productions. In addition to operating our own websites, we license digitized video content to wholesale customers operating their own adult entertainment web sites.

     The Corporation was amalgamated on April 1, 1999 pursuant to the Ontario Business Corporations Act. We are a reporting issuer in Ontario pursuant to the Securities Act (Ontario) and in Alberta pursuant to the Securities Act
(Alberta). Our common shares are traded on the Canadian Unlisted Board, and real-time quotes are not available to the public under the symbol "ROOS". See
Item  9  "The  Listing".

     Our registered and principal office is located at 366 Bay Street, 12th Floor, Toronto, Ontario M5H 4B2, (phone: (416) 815-1771; fax: (416) 815-1259).
Canadian  law  does  not  require  us  to  have an agent for service of process.


     HISTORY

     In a transaction referred to as a "reverse takeover" which was completed in the year 2000, we acquired all of the issued and outstanding common shares of Web Dream. Two of our common shares were exchanged for every one common share in Web Dream Inc., for a total of 27,512,872 common shares for a consideration of $621,033. As a result, Web Dream became a wholly owned subsidiary, with the shareholders of Web Dream owning approximately 93.12% of our issued and outstanding common shares. The reverse takeover was executed pursuant to an acquisition agreement dated November 12, 1999 between the Corporation and Web Dream, a copy of which is attached to this registration statement as Exhibit
6.2. The acquisition agreement was approved at a meeting of our shareholders held on December 14, 1999 and closed on January 19, 2000. Storimin Resources Limited carried on mineral exploration activities prior to the acquisition of Web Dream. At the time of the acquisition, all exploration activities were abandoned.

     We were incorporated under the Canada Business Corporations Act on January 16, 1984 under the name Storimin Explorations Limited and, at the time, we carried on mineral exploration activities. By Articles of Amendment dated April 1, 1997, we amended our Articles, changing our name to Storimin Resources Limited ("Storimin Resources") and consolidating our common shares on a one for three basis. By Articles of Continuance dated October 30, 1998 we continued under the Business Corporations Act Ontario. By Articles of Amalgamation we amalgamated with our wholly owned subsidiaries, Old Trafford Capital Corporation, Stamswiss Investments Inc. and 1345969 Ontario Limited. Information regarding our mineral exploration activities of the Corporation, which are no longer being carried on, is not provided in this registration statement because it is not relevant to our current business. Information about our historical business activities is included in Exhibit 6.1, the Storimin Resources Limited Notice of Annual and Special Meeting and Management Information Circular dated November 12, 1999.

     Web Dream Inc. was incorporated under the laws of Ontario Canada in February 1998. Originally operating as an on-line retailer of adult products, in January 1999 Web Dream launched an on-line internet based adult entertainment service, believing this business to offer greater potential for growth and profitability.

     In addition to Web Dream Inc., we have two wholly owned subsidiaries: (i) Pizay Investments Inc.; (ii) and 1032142 Ontario Inc. Neither of these companies currently carries on any business activities. Pizay investments Inc. was a private Ontario corporation that carried on mineral exploration activities. We acquired Pizay in November 1997. 1032142 Ontario Inc. was a private Ontario corporation that carried on mining and mineral exploration activities. We acquired 1032142 Ontario Inc. in November 1995.

     THE  WEB-BASED  ADULT  ENTERTAINMENT  INDUSTRY

     Based on informal research, our own business experience and discussions with others in the adult entertainment business, we believe that the demand for adult content among Web users worldwide has grown phenomenally throughout the Internet's brief history. That success is due in large part to the tremendous volume of content material that adult Internet sites can deliver privately and conveniently.

     Home videos and the VCR revolutionized the adult entertainment industry. Historically, many consumers were reluctant to attend public theatres distributing adult entertainment. Once the venue moved from the theatre to the home, the significant historical constraints on market growth were removed, although growth was still hampered by the requirement to visit a video store. This barrier was eliminated with the development of pay-per-view television and the Internet removed the final barriers.

     Satisfying the growth in demand for adult content has involved businesses not traditionally associated with the adult entertainment industry. For example, video stores, long distance telephone carriers, satellite providers, cable companies, and even mutual funds profit from supplying or investing in companies operating in the adult entertainment industry.

     We believe that revenues generated by the adult entertainment market will continue to grow as more consumers access the Internet and advances in technology allow greater private and secure adult access to adult themed material.

          OUR  BUSINESS  STRATEGY

               General

     We believe that business in the adult entertainment industry are applying a more corporate approach to management and operations than was historically the practice. Since entering the adult entertainment industry four years ago, our President has noted that a number of smaller, less professional, operations have gone out of business and larger corporations have begun to dominate the adult industry. These larger companies are employing sophisticated computer technologies and management information and tracking systems, and operate in a manner similar to corporations in other industries. Maintaining a competitive position requires a disciplined approach to monitoring technological advances and upgrading hardware, demanding the adoption of a corporate infrastructure largely new to the adult entertainment industry.

     It is also our assessment that the industry is becoming more mainstream and attractive to a growing number of consumers. We strive to adhere to high standards of conduct and ethics in carrying on our business.

     We are committed to providing high quality adult content accessible through the Internet to meet growing international demand. We generate revenue through membership fees to our websites, the sale of traffic to our websites, and the sale of content to wholesale customers. Our focus in fiscal year 2001 will be on improving our websites and generating sales and traffic through on line and off


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line  marketing.  Our main goal is to brand our web sites as the premiere online adult entertainment destinations and build a worldwide community of loyal clients. We are currently in the process of translating our websites into four foreign languages: French, German, Spanish and Dutch. We pride ourselves on the level of customer service we provide to our members through toll free access and automated web based customer service that is available twenty-four hours a day.

     We also license our adult content, which includes photographs, streaming video, video on demand, and video conferencing, to wholesale customers who distribute it to their own Internet client base under their own brand. We provide the required infrastructure to these customers, including servers, bandwidth, customer support and updates, which is included in the monthly license fee that they pay us. In the past year we have shifted our focus from this aspect of our business to our web site services because we believe that the web sites offer greater growth and revenue potential.

     We strive to achieve our objectives through building a strong, reliable and quality brand image through service, promotional activities and the development of new and innovative services for our customers such as the Sinpass (TM) and Dream Bucks (TM) programs outlined below. We believe that we are well positioned to capitalize in the anticipated growth in the Internet adult entertainment industry based on our innovative promotional activities and our growing brand awareness.

               Distribution  Strategy

Business  to  consumer
----------------------

     Offering adult entertainment products through membership sites is our core business , generating a recurring revenue stream. We currently own and operate seven web sites: digitalrooster.com; sinvision.com, freesexlounge.com, sinpass.com; sinusa.com; sinteens.com; and adulttheatre.com. Revenue from the sale of memberships to our websites represented 30% of our gross revenues for the year ended March 31, 2001. Our customers pay a monthly membership fee per web site, ranging from $9.95 to $34.95 depending on the web site subscribed to, which allows them to access a particular web site. We no longer offer a single membership allowing access to all of our websites. Products offered include pictures, streamed videos, live interactive shows, voyeur shows, stories, e-zines, games and personal ads. We are in the process of implementing a comprehensive tracking system for memberships, but at this time, we are unable to provide complete membership statistics.

     We believe that this aspect of our business has significant growth potential. To attract and expand our targeted Internet-based audience, it is critical for us to establish and maintain the brand identity of our web site destinations. We believe that the importance of brand recognition will increase due to the growing number of Internet online services. The promotion and enhancement of our brands will depend largely on our success in continuing to provide high quality online services, which cannot be assured. If users do not perceive our existing online services to be of high quality, or if we introduce online services or enter into new business ventures that are not favorably received by users, we risk diluting our brand and decreasing the attractiveness of our website to others who might promote our product on their web sites. We may also need to increase substantially our financial commitment to creating and maintaining a distinct brand loyalty among our clients in order to attract and retain subscribers and to promote and maintain our brands in response to competitive pressures. If we are unable to provide high quality online services, or otherwise fail to promote and maintain our brands, incur excessive expenses in an attempt to improve, or promote and maintain our brands, our business and financial condition could be materially and adversely affected. Accordingly, we monitor trends by reviewing media reports and other publicly available information on the industry and customer tastes. We also conduct on-line surveys and monitor customer feedback and preferences. Based on customer feedback, we have upgraded our hardware and implemented new formats to increase the speed of video streaming. We have also made changes to our content.

(TM) We generate traffic through our innovative DreamBucks(TM) partnership program developed in 1998. Through this program, other web site operators (referred to as webmasters) are permitted to promote our websites on their websites. We provide some promotional materials for their use. Webmasters who refer a customer to one of our websites are paid a commission equal to 65% of revenues generated by their referrals (less bank fees) plus 5% of revenue generated by referred webmasters. Through a visually rich and efficient website, www.dreambucks.com, we believe this program offers a much more
------------------
lucrative pay out plan than previously available in the adult entertainment industry. We also believe based on discussions with others in the industry, feed back from webmasters, and our own experience in promoting other companies' web sites, that DreamBucks (TM) has one of the highest conversion ratios in the industry. A conversion ratio is the number of signups relative to the number of


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
unique visitors directed to a website and 2 sign up for a membership, the conversion ratio is 1:2500. Since we implemented the DreamBucks (TM) program in 1998, it has generated $1,223,134 ($775,609) in gross revenues. We also generate traffic by purchasing it from third parties and the purchase of "key word" searches from Internet search engines.

We have recently launched a new distribution program, Sinpass (TM), involving the sale of prepaid access cards for our Sinpass (TM) web site. The Sinpass (TM) cards entitle the holder to a basic membership to the Sinpass (TM) web site for the number of days specified on the card. These cards will be distributed for resale through complementary retail outlets, such as bars, restaurants, video stores and fitness clubs. Our retail partners will receive a portion of the proceeds from the sale of the cards and a percentage of any recurring revenue generated by purchasers of cards. As of June 30, 2001, we recorded deferred revenues of $86,127 ($54,614) from the sale of these cards. These amounts will become revenue when the services have been fully performed. We are currently printing cards for 2-day memberships, which will sell at a suggested retail price of $5, and 30-day memberships, which will sell at a suggested retail price of $20. Our business plan envisions the sale of these prepaid cards to resellers at a negotiated rate depending on volume, in the range of 30-60% off face value. Cards may also be placed with a reseller on a consignment basis. Resellers are free to resell the card for any price, although they may not resell at a price higher than the face value of the card.

Our business is not seasonal in nature, although we have noticed a slow down in membership sales during the summer months of mid-June to mid-September.

Business-to-business
--------------------

     Content sales represent 30% of our gross revenues in our year ended March 31,2001. We license content to over one thousand top name webmasters, creating substantial traffic in the millions per month through our server network. Our systems show that we receive on average over 100,000 unique visitors per day. A "unique vistor" is defined as a person who has visited the site in a 24-hour period. We license adult content to webmasters at a flat-rate based on bandwidth usage. However, we are shifting our focus from content sales to our web site services because we believe that further growth in content sales is limited. As discussed below under "Competition", we anticipate industry consolidation and the disappearance of a number of small web site operators to whom we currently license content. Further,the size of this market is limited, compared to the vast consumer market.

     We also generate revenue by selling traffic from our own websites to other adult websites. Since not every visitor to our websites purchases a membership, we seek to maximize our return on traffic by promoting other websites where opportunities exist. In doing so, we generate revenue from affiliate Webmaster programs on a routing or click-through basis or revenue sharing basis. Revenues generated in this manner represented 40% of our gross revenues in our fiscal year ended March 31, 2001. We have changed the focus of our marketing practices, concentrating on our membership sites and Sinpass(TM) and do not anticipate that revenue from the sale of traffic will represent such a significant portion of our revenues in our fiscal year ended March 31, 2002.

Security

     Despite the implementation of security measures, our network may be vulnerable to unauthorized access, computer viruses and other disruptive problems. For example, given the content of our web sites, there is an incentive for users ("hackers") to penetrate our network security. A party who is able to circumvent security measures could cause interruptions in our operations. We may be required to expend significant capital or other resources to protect against the threat of security breaches or to alleviate problems caused by such breaches. Although we intend to continue to implement industry-standard security measures, there can be no assurance that such measures will not be circumvented in the future. Eliminating computer viruses and alleviating other security problems may require interruptions, delays or cessation of service to clients accessing our web sites that could have a material adverse effect on our business, results of operations and financial condition.

COMPETITION

     Our primary competition is from other web-based providers of adult content, although we do compete with other formats, such as video, CD ROM and print, for the delivery of adult content. In an even broader context, we compete with any product or service that occupies leisure time and disposable income.

     The Internet adult entertainment industry is intensely competitive, characterized by low barriers to entry. An Internet presence can be established for as little as $5,000-$10,000 and relatively inexpensive adult content is readily available. In the past four years, a large number of companies have developed web sites that promote and distribute adult content in response to the recent growth in the market for adult oriented content. We believe that there are tens of thousands of web sites operating in competition with our web sites, and that the number of new adult websites has increased substantially over the past five years. However, we believe that this growth rate has begun to slow down, and we expect a further slowdown over the next year. We believe that this slowdown is partly due to over-saturation of the market, the emergence of strong, larger companies setting a higher competitive standard and the increased costs that major credit card companies such as VISA and MasterCard began to impose last year on charge backs to customer's credit cards. We also believe that smaller competitors will either exit the market or be acquired by larger companies.

     Our significant competitors include Interactive Gallery, Babenet, Python Video, Private Media Group and NuWeb. Private Media Group is a publicly listed company based in Spain. Rick's Cabaret International, Inc., another publicly listed company based in the United States, is poised to expand its presence in the market. Playboy Enterprise Inc. is also publicly listed and operates an adult entertainment destination website.

     The Internet based adult entertainment industry is highly competitive and service-oriented. Business generation is based primarily on customer satisfaction with reliability, timeliness, quality and price. We believe that our name, image and reputation provide a significant competitive advantage over many of our current and future competitors.

PLAN  OF  OPERATION

We expect to increase gross revenue in the next twelve months by implementing new projects designed to attract additional customers to our websites, through the sale of new products, including Sinpass (TM), a new concept web-site, and controlling expenses.

Generating additional sales will require a significant increase in advertising and promotional expenditures in the next twelve months targeted to north American and European markets. Other operating expenses will also increase to support our projected growth and the implementation of new products. We will also continue our practice of developing innovative products and marketing strategies to foster growth. We will continually monitor trends in our clients' tastes and entertainment preferences and, if necessary, change our operations and services to accommodate such trends.

We are continually developing and licensing new sources of content for placement on our websites and for distribution to wholesale customers. Obtaining new, high quality adult content is an ongoing challenge. If we cannot license sufficient quality content to meet our ongoing needs, it may be necessary to generate content ourselves. While we currently contract with production companies to supply exclusive content, reliance on this source of supply is expensive. If we are unable to obtain or generate economically feasible content, we may lose customers and our revenues and results of operations will be adversely affected. Our supply contracts for content include an indemnity from the supplier against claims for unauthorized duplication or transmission of material provided to us under such contracts. However, indemnities from content providers may be inadequate and our insurance may not cover potential claims of this type. Any imposition of liability not covered by our insurance or indemnities from content providers could materially affect our financial condition.

In an effort to improve our cash flow position, we have reduced administrative staff by four people since March 31, 2000 and are auditing our business operations to identify other cost saving initiatives. As a result of increased costs imposed by major credit card companies on consumer chargebacks, our third party billing service provider adopted a more stringent credit review process and declined a significantly larger number of membership applications than previously accepted. These improved screening techniques include monitoring new applicants to determine if they have a chargeback history and denying such applications. Accordingly, our cost per member increased significantly which had a substantial effect on our financial performance in the latter part of 1999.
Our cost per member remains at this higher level as a result of continued stringent screening. As a result, we are implementing alternative online billing solutions to increase the rate of acceptance of new members. The costs of developing these systems have already been incurred. We are completing final testing and anticipate that these systems will be fully implemented by the end of November. We anticipate revenue growth beginning in December 2001 due to higher membership acceptance and collection rates.

However, there can be no assurance that we will generate sufficient working capital or raise financing to support this increased activity. If we cannot implement these new projects, we may not be able to maintain our relative competitive position, or remain in business at all.

We expect to continue to incur losses on a monthly basis until March 2002. Based on current projections, we will require additional financing in the amount of $450,000 ($285,352) to $1,000,000 ($634,115) between November 2001 and
March
2002.

We are involved in discussions with a market maker with respect to the filing of a listing application for quotion on the NASD over - the - counter bulletin board once this registration statement, filed with the Securities and Exchange Commission under Section 12 of the Securities and Exchange Act in April 2001, becomes effective and the Commission will have no further comments. Our objective is to develop a market in our securities and ultimately, if necessary, raise funds through a private placement or a public offering. We cannot say with certainty whether and when this registration statement will become effective and the Commission has no further comments under the Securities Act. Further, there can be no assurance that we will be quoted on NASD OTCBB or that if required, additional financing will be available.


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
If we are unable to obtain equity financing on acceptable terms, we will have to explore debt financing or the sale of our business as possible options. If we cannot pay our debts as they become due, our creditors may force us into bankruptcy.

PROPERTY  AND  ASSETS

     We lease office space in Toronto, Ontario. Our lease expires on June 30, 2003. Management believes that this lease will be renewed at the current rates. Our annual gross rental payments are approximately $150,000, payable in Monthly installments of approximately $12,500.

INFORMATION  TECHNOLOGY  AND  ONLINE  SYSTEMS  OPERATIONS

     The stability of our online services is critical to our reputation, customer retention and achieving market acceptance of our online web sites destinations. Difficulties in accessing our services could result in a loss of customers, which could have an adverse effect on our revenues and financial condition. Any system failure, whether due to physical damage from acts of God, power loss, telecommunications failures, physical break-ins and similar events, including network, software or hardware failure, that causes interruption or an increase in response time of our online services could, if sustained or repeated, reduce the attractiveness of our online services. Our customer retention could also be affected if we experience a greater than anticipated volume of queries through our online customer support with the result that response times slow down considerably or we experience temporary system failures.

     We rely on a number of techniques to manage our traffic and prevent or minimize any disruptions to our service. We employ both internal and licensed third party inventory management and analysis systems. We back up our customer data and product inventory to an off-site location. We are also establishing a second source of bandwidth at an off-site facility to minimize disruptions in our connection to the Internet that will be fully in place in the next four to six months. Our back-up systems are economically efficient and we are confident that they will protect us from damage to our primary system from fire, flood, power loss, telecommunications failure, Internet breakdowns, break-ins, tornadoes and similar events with minimum disruption to our service. However, if our back-up system fails, we do not have sufficient business interruption insurance to compensate for losses that may occur.

     We are also dependent upon search engines, web browsers, Internet service providers and online service providers to provide Internet users access to our web sites. Customers may experience difficulties accessing or using any of our web sites due to system failures or delays unrelated to our systems. These difficulties may negatively affect audio and video quality or result in intermittent interruption in programming. Any sustained failure or delay could reduce the attractiveness of our web sites. We have no way to prevent the occurrence of any of the foregoing events, any of which could have a material adverse effect on our business, results of operations and financial condition.

REGULATORY  MATTERS

     The regulatory environment in which we operate is constantly changing. Few laws or regulations currently are directly applicable to access or commerce on the Internet. However, a number of legislative and regulatory proposals are under consideration by federal, provincial, local and foreign governmental organizations and, as a result, laws or regulations have recently been and may in the future be adopted with respect to Internet user privacy, taxation, infringement, pricing, quality of products and services and intellectual property ownership. However, enforcement of a state's laws against companies operating businesses over the Internet located outside that state is uncertain.

     The manner in which legislation governing the Internet and the distribution of adult entertainment products may be interpreted and enforced cannot be fully determined, and future legislation and the development of effective international enforcement mechanisms could subject us to potential liability. Such laws could also damage the growth of the Internet generally and decrease the demand for our products and services. These factors could adversely affect our business, results of operations and financial condition. The adult entertainment industry has been in some countries a target for legislation. It is possible that governments may enact laws or take action under current laws that adversely affect our ability to carry on our business.


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
     We strive to carry on business in a reputable manner. Of particular concern to us is the distribution of adult content to minors. Customers are required to provide credit card information before entering our membership websites, which enables us to verify their age. We are also registered with protection programs for minors through which adults can prevent access by minors to our web sites.


INTELLECTUAL  PROPERTY

     Our domain names are our brands and the key to our continued success. We have registered approximately 80 domain names, none of which have been challenged. Some of our well-recognized names are webdream.com, digitalrooster.com, sinvision.com, freesexlounge.com, sinpass.com, sinusa.com, and manrush.com. We will continue to expend significant effort and resources to develop strong brands.

     We applied in July 1999 for registration of the trademark "WEBDREAM" with the United States Patent and Trademark Office. We have opposed an earlier filed application for the trademark "WEB OF DREAMS" based on our prior use of "WEBDREAM". We are in the process of determining whether this matter can be amicably settled, but if settlement is not possible, we intend to vigorously defend our rights in the "WEBDREAM" mark. In any event, our customer services are associated with our domain names, not the WEBDREAM mark.

     We rely on a combination of copyright and trademark laws, trade secret protection, confidentiality and non-disclosure agreements and contractual provisions to protect our intellectual property. There is no guarantee that these efforts will be adequate; that we will be able to secure appropriate trademark registrations for all of our marks; or that third parties will not infringe upon or misappropriate our copyrights, trademarks, service marks and similar proprietary rights. In addition, effective copyright and trademark protection may be unenforceable or limited in certain countries, and the global nature of the Internet makes it impossible to control the ultimate destination of our web site content. Since trademark and copyright protections are not "self-enforcing", future litigation may be necessary to enforce and protect our trade secrets, copyrights and other intellectual property rights.

     We may also be subject to litigation to defend against claims of infringement of the rights of others or to determine the scope and validity of the intellectual property rights of others, which could result in substantial costs. An adverse outcome could require us to license disputed rights from third parties or to cease using such materials. Any litigation regarding our proprietary rights could be costly and divert management's attention, result in the loss of certain of our proprietary rights, require us to seek licenses from third parties and prevent us from selling our services, any one of which could have a material adverse effect on our business, results of operations and financial condition.


ITEM  5.     OPERATING  AND  FINANCIAL  REVIEW  AND  PROSPECTS

     Our  financial  statements  have  been prepared in accordance with Canadian
Generally Accepted Accounting Principles and reconciled to United States Generally Accepted Accounting Principles in note 20 to our financial statements beginning at page F-1 of this registration statement. We are a Canadian company and accordingly our statements have been prepared in Canadian dollars. For the reader's convenience, we have concluded the equivalent Unites States dollar amounts in brackets. Assets and liabilities denominated in Canadian dollars have been translated into U.S. dollars at the exchange rate prevailing at the balance sheet date other than common stock that has been translated at the historical rates. Results of operations have been translated at the average exchange rate for the year.

     The following selected financial data should be read in conjunction with the consolidated financial statements and the notes thereto attached beginning at page F-1 of this registration statement. Information for only the last four fiscal years is provided since Web Dream, the relevant continuing operating company, was only incorporated in February 1998. This part discusses the results of operations for Web Dream. Historical financial information for Storimin Resources is not discussed since it is not relevant.

5A.     OPERATING  RESULTS

Six Months Ended September 30, 2001 Compared to Six Months Ended September 30, 2000.

For the six months ended revenues have declined slightly from September 30, 2000, we had a total revenue of $1,403,459 (888,828 )compared to $ 1,603,380
(1,063,955) for the period ending September 30, 2000. Cost of Sales were $ 640,865 (405,867) for the six months ended September 30, 2001 representing 46% of revenues for that period, compared to $ 405,090 (268,806) for the six months ended September 30, 2000 representing 25% of revenues for that period. The main reason for the increase in cost of sales is due to the new projects, cost of sales consists of variable expenses associated with bandwidth and website content costs. Administrative expenses were $747,850 (473,623) for the six months ended September 30, 2001 representing 53% of total revenues in that period, compared to $ 584,855 (388,092) for the six months ended September 30, 2000 representing 36% of revenues for that period. The increase is due to more professional staff. Selling expenses were $172,616 (109,320)in the six months ended September 30, 2001 representing 12% of total revenues in that period, compared to $485,967 (322,473) representing 30% of revenues for that period. The decrease in selling expense is due to the company's decision to focus on more effective ways of doing business. Computer expenses were $179,764 (113,847)in the six months ended September 30, 2001 representing 13% of revenues in that period, compared to $ 187,918 (124,697) for the six months ended September 30, 2000 representing 12% of total revenues for that period. Computer expenses have remained relatively stable with this period. Goodwill has been amortized on a straight line basis beginning in the fiscal year March 2000 over an estimated useful life of five year.

Twelve Month Fiscal Year Ended March 31, 2001 Compared to Seven Month Fiscal Year Ended March 31, 2000.

For the twelve month year ended March 31, 2001, we had total revenue of $2,508,122 ($1,590,439), which amounts to an average of $209,011 ($132,537) per month. For the seven month year ended March 31, 2000 we earned revenues of $1,409,764 ($969,643), which amounts to an average of $201,394 ($138,520) per month. The increase is attributable to an increase in content sales in revenues in fiscal 2001 compared to fiscal 2000. Cost of sales were $737,562 ($467,699) for the twelve months ended March 31, 2001 representing 29% of revenues for that period, compared to $578,265 ($397,734) for the seven months ended in 2000, representing 41% of revenues for that period. The main reason for the decline in cost of sales is attributable due to bandwidth cost and administrative overhead. Administrative expenses were $1,318,371 ($836,000) in fiscal 2001, representing 52% of total revenues in that period, compared to $740,017 ($508,988) in fiscal 2000 representing 23% of total revenues in that period. The increase in administrative expenses of $578,355 ($327,012) in the twelve month fiscal period ended March 31, 2001 from the seven month fiscal period ended March 31, 2000 is attributable to an increase in payroll for professional staff. Selling expenses were $770,512 ($488,594) in the twelve month fiscal period ended March 31, 2001, representing 31% of total revenues in that period, compared to $245,432 ($168,809) in the seven month fiscal period ended March 31, 2000 representing 17% of total revenues in that period. The increase in selling expenses of $525,080 ($319,785) in the twelve month fiscal period ended March 31, 2001 from the seven month fiscal period ended March 31, 2000 is attributable to increased expenditures for advertising and promotion. Computer expenses were $439,071 ($278,422) in the twelve month fiscal period ended March 31, 2001, representing 17% of total revenues in that period, compared to $221,056 ($152,043) in the seven month fiscal period ended March 31, 2000. The increase of $218,015 ($126,379) attributable to additional bandwidth and system development. Amortization of goodwill was $68,239 ($43,271) for the twelve months ended March 31, 2001, compared to $14,217 ($9,780) for the seven months ended March 31, 2000. Goodwill has been amortized on a straight line basis beginning in the fiscal year March 2000 over an estimated useful life of five years.

Seven Months Fiscal Year Ended March 31, 2000 Compared to Twelve month Fiscal Year Ended August 31, 1999

For the seven month year ended March 31, 2000, we had total revenue of $1,409,764 ($969,643), which amounts to an average of $201,394 ($138,520) per month. For the twelve month year ended August 31, 1999 we earned revenues of $1,821,413 ($1,273,715), which amounts to an average of $151,784 ($106,143) per month. The increase in revenue in our fiscal year ended March 31, 2000 is primarily attributable to increase in sales of traffic to our websites. Cost of sales were $578,265 ($397,734) for the seven months ended March 31, 2000 representing 41% of revenues for that period, compared to $765,944 ($535,625) for the twelve months ended in 1999, representing 42% of revenues for that period. Administrative expenses were $740,017 ($508,988) in fiscal 2000, representing 57% of total revenues in that period, compared to $781,134 ($546,248) in fiscal 1999. The increase in administrative expenses of $41,117 ($37,260) in the seven month fiscal period ended March 31, 2000 from the twelve month fiscal period ended August 31, 1999 is attributable to an increase in payroll for designers and programmers. Selling expenses were $245,432 ($168,809) in the seven month fiscal period ended March 31, 2000, representing 17% of total revenues in that period, compared to $213,734 ($149,464) in the twelve month fiscal period ended August 31, 1999. The increase in selling expenses of $31,698 ($19,345) in the seven month fiscal period ended March 31, 2000 from the twelve month fiscal period ended August 31, 1999 is attributable to increased expenditures for advertising and promotion. Computer expenses were $221,056 ($152,043) in the seven month fiscal period ended March 31, 2000, representing 16% of total revenues in that period, compared to $196,319 ($137,286) in the seven month fiscal period ended August 31, 1999. The increase in computer expenses of $24,737 ($14,757) is attributable to additional bandwidth. Amortization of goodwill was $14,217 ($9,778) for the twelve months ended August 31, 1999. There was no goodwill amortization in the twelve month fiscal period ended August 31, 1998.

Year ended August 31, 1999 Compared to Year ended August 31, 1998

     For the 1999 fiscal year, Web Dream had total revenues of $1,209,783, an increase of more than 680% or $1,054,680 above fiscal 1998 revenues of $155,103. Cost of sales was $508,740 compared to $28,000 in 1998, representing 42% of total revenues in 1999 compared to 18% in 1998. Administrative expenses, selling expenses and computer expenses represented approximately 41%, 12% and 11% of 1999 total revenues, respectively, compared to 41%, 13% and 22%, respectively for the fiscal 1998 period. Administrative expenses increased by $427,033 largely due to increased payroll obligations. Selling expenses increased by $122,382 as a result of increased advertising and promotion. Computer and bandwidth costs increased by $95,800 due to the need for additional bandwidth and equipment to support increased sales. Administrative, selling and computer expenses also increased in fiscal 1999 compared to fiscal 1998 because our 1999 fiscal year was 12 months while our 1998 fiscal year was only seven months. Interest expense increased by $9,724, from $1,403 in fiscal 1998 to $11,127 in fiscal 1999, due to the need for short term financing. We charged amortization of $17,862 in fiscal 1999 compared to $4,803 in 1998. We experienced a net loss of $90,304 for fiscal 1999 compared to a net profit of $3,754 for fiscal 1998.

5B  LIQUIDITY  AND  CAPITAL  RESOURCES

Six Months ended September 30, 2001

Cash used in operating activities was $314,724 ($201,218) for the six months ended September 30, 2001, attributable to a net loss of $378,068 ($239,435), an overall increase in prepaid expense and sundry receivables of $ 181,404 ($114,885), increase in accounts payable and accrued liabilities of $ 231,264
($146,462), increase in deferred revenue of $64,527 ($40,866). Cash used in operating activities for the six months ended September 30, 2001 was $615,552 ($389,837).

Cash provided by financing activities in the six months ended September 30, 2001 was $598,971 ($379,336) consisting of $77,256 ($48,927) increase in advances from shareholders, increase in loans payable of $111,608 ($70,683) and an increase in issuance of capital stock of $401,000 ($253,958), decrease in advances from Jazz Monkey Media of $73,597($46,610).

Cash used in financing activities for the six months ended September 30, 2001 was $7,039 ($4,458) a decrease of $63,317 (40,099).

Twelve  months  ended  March  31,  2001

Cash used in operating activities was $472,170 ($299,277) for the twelve months ended March 31, 2001, primarily attributable to a net loss of $889,055 ($593,815) and an increase in prepaid expenses and sundry receivables $28,357 ($25,555), partially offset by a decrease in accounts receivable of $78,665 ($57,015) and an increase in accounts payable and accrued liabilities of $299,339 ($180,587), and a decrease in deferred revenue of $30,714 ($21,763).
Cash used in operating activities for the seven months in 2000 was $355,456 ($232,060), primarily attributable to a loss of $433,692 ($296,963) and an increase in accounts receivable.

Cash provided by financing activities in the twelve months ended March 31, 2001 was $517,497 ($344,855) consisting of $9,271 ($8,325) decrease in advances to shareholders, increase in loans payable of $76,561($48,549), decrease in advances from Jazz Monkey Media of $225,207 ($154,897), issue of capital stock in the amount of $225,000 ($149,734)

Cash used in investing activities for the twelve months ended March 31, 2001 was $111,245 ($74,306) consisting primarily of computer hardware. Cash used in investing activities for the seven months ended March 31, 2000 was $67,808 ($46,639).

We believe that our cash and cash requirements as at March 31, 2001 of $32,794 ($20,616) together with funds raised in recent financing activities and funds excepted to be generated from operations and new projects, will be sufficient to meet our cash requirements through March 31, 2002. There can be no assurance that we will not require additional financing prior to that time.

     Seven Months ended March 31, 2000 Compared to the Twelve Months ended August 31, 1999

     Cash used in operating activities was $355,456 ($244,484) for the seven months ended March 31, 2000,primarily attributable to a net loss of $433,692 ($298,296) and an increase in accounts receivable of $60,415 ($41,554) partially offset by an increase in accounts payable of $75,921 ($52,219)and an increase in deferred revenue of $46,674 ($32,103). Cash generated from operating activities for the same period in 1999 was $105,077 ($73,480) primarily attributable to net loss of $135,718 ($94,908), partially offset by an increase in accounts receivable of $53,171 ($37,183) and an increase in accounts payable of $57,174 ($39,325). Cash provided by financing activities for the seven months ended March 31, 2000 totaled $499,469 ($343,537) consisting of $632,931 ($435,333) in net proceeds from the issuance of common shares pursuant to a private placement, an advance of $230,395 ($158,467) to Jazz Monkey Media Inc. at March 31, 2000. It was repaid in full by December 31, 2000. Cash used in financing activities in the twelve month period ended August 31, 1999 was $193,826 ($135,543) representing an advance of $38,638 ($27,020) to shareholders and an issuance of capital stock of $150,000 ($104,895).

     Cash used in investing activities for the seven months ended March 31, 2000 was $46,639 ($32,079), attributable to the purchase of capital assets, primarily computer hardware, in the amount of $125,297 ($86,180). Cash used in investing activities for the twelve month period ended August 31, 1999 was $90,929
($63,587), attributable to the purchase of capital assets, primarily computer hardware, in the amount of $108,253 ($75,701).

     Year  ended  August  31,  1999  Compared  to  Year  ended  August  31, 1998

     Cash used in operating activities was $105,077 ($73,480) in the year ended August 31, 1999, attributable primarily to a net loss of $135,718 ($94,908) and an increase in accounts receivable of $53,171 ($37,537), partially offset by an increase in accounts payable of $57,174 ($39,325). Cash from operating activities in the year ended August 31, 1998 was $53,939($23,944) attributable primarily to net income of $4,973 ($3,754) and an increase in accounts payable of $35,571 ($24,828), partially offset by an increase in prepaid expenses of $3,574 ($2,495) and an increase in accounts receivable of $9,070 ($6,331).

We have capital equipment commitment for new computers in the aggregate amount of $48,543, pursuant to a 36-month lease that began in May 26, 2001. The lease has a payout of $ 3,843.60. Payments under this lease will be funded from working capital.

We continually monitor developments in the adult entertainment market and redevelop our strategic plan and products, and upgrade technology. However, we do not have formal research and development policies or a research and development budget and have not to date tracked funds spent on research and development. There can be no assurance that we will have sufficient resources to implement new products and technology could have a material adverse effect on our competitive position and our continued viability.

Cash provided by financing activities in the twelve months ended March 31, 2001 was $344,855 ($517,497) consisting of $8,325 ($9,271) decrease in advances to shareholders, increase in loans payable of $ 48,549 (76,561), decrease in advances from Jazz Monkey Media of $154,897 ($225,207), issue of capital stock in the amount of $225,000 ($149,734)

ITEM  6.     DIRECTORS,  SENIOR  MANAGEMENT  AND  EMPLOYEES

6A  AND  6C.     DIRECTORS  AND  SENIOR  MANAGEMENT  AND  BOARD  PRACTICES

     Each of our three directors was re-elected at the Corporation's Annual Special Meeting of Shareholders held on November 23, 2001. In addition Wayne Doss was also elected as a director at that meeting. Each director will hold office until the next Annual General Meeting or until their successors are elected or appointed. We do not maintain insurance for the benefit of our directors and officers against liabilities incurred by them in their capacity as directors or officers. We do not maintain key man life insurance. There is no family relationship between or among any of our directors and executive officers. None of our directors has a contract with us providing for benefits upon termination of his position as a director.

     The following discusses the business experience, history and functions of our directors senior officers and key persons.

     Hubert Mockler, 67, has been a Director since April 1997. He is an independent Director and a Member of our Corporate Governance Committee. Mr. Mockler has been the President and a Director of Canuc Resources Corporation, a mineral exploration corporation, since 1994 He was the Director of Esquisure Financial Network until November 2000.

     Sean HusVar, 31, has been a Director since December 1999. He is an independent Director and a member of our Corporate Governance Committee. Mr. HusVar is currently the CEO of TagFX a digital printing and marketing solutions company. Mr. HusVar is a co-founder of Chek, Inc. now CKMP, Inc., a provider of business and consumer e-mail outsourcing solutions. From 1998 to the end of 2000 he was the Chairman of the Board and President of Chek, Inc. From 1995 until 2000 he was Chairman and CEO of EdgeNet, Inc. a web design and hosting firm that was acquired by Choice One Communications (Nasdaq: CWON) in January of 2000.

     John A. van Arem, 43, became the President, Director and Chairman of the Board of the Corporation in December 1999. He has been the President of Web Dream, Inc. since February 1998. Mr. Van Arem is responsible for overall management of the Corporation and its subsidiaries. From 1992 to the present, Mr. van Arem has been operating the adult entertainment business that was incorporated as Web Dream Inc. in 1998. From 1986 to 1992, Mr. van Arem owned and operated a successful framing contracting company in Ontario, Canada. Mr. van Arem also has an ownership interest in and operates a private company, Jazz Monkey Media Inc. that provides web-marketing solutions for clients.

     Anthony Korculanic, 34, is our Operations Manager, responsible for public and investor relations, office management and human resources. From January to May 2000, he was our Executive Vice President and Secretary. While Mr. Korculanic is no longer an executive officer, he is a key person. Mr. Korculanic received an architectural diploma in 1988 and served as CAD Manager for Brisbin Brook Beynon Architects from 1988 to 1992. From 1992 to the present, Mr. Korculanic has been operating the adult entertainment business that was incorporated as Web Dream Inc. in 1998. Mr. Korculanic also has an ownership interest in and operates a private company, Jazz Monkey Media Inc. that provides web-marketing solutions for clients. On July 9, 1999 Mr. Korculanic pleaded guilty under a plea agreement dated January 7, 1999 to one count of carrying lottery materials in inter state or foreign commerce contrary to 18 U.S.C. Sec.Sec.1301 and 2. The offense was committed by affiliation as Sales Manager at Intertel Marketing on March 9, 1995. The court ordered three years probation and imposed a fine in the amount of U.S. $30,000. No jail or prison sentence was imposed.

Wayne Doss, 48, is an independent management consultant, formerly President & Chief Executive Officer of Keller Ladders, Inc. and Biltbest of California, Inc. (formerly Keller Industries, Inc.) from 1993 to December 31, 1999.

   Our Corporate Governance Committee performs an independent supervisory role over the management of the Corporation in accordance with its statutory obligations and the role of an audit committee. We have no other committees of the board of directors. Our Corporate Governance Policy requires that 2/3 of our Directors be independent of management and free of any business or other relationship that could materially interfere with the independent discharge of their duties. The Directors and management are responsible for considering new appointees for recommendation to the shareholders. The Board is charged with managing our affairs with delegation of day-to-day activities to our President. The Board is responsible for overseeing approval of our financial statements, business plans, major capital expenditures, raising capital and other major financial activities, executive hiring, compensation, assessment and succession, granting of stock options, decisions to devote resources to new lines of business, organizational restructurings, acquisitions and divestitures. All directors are required to declare their interests in transactions or matters affecting the Corporation and refrain from voting with respect to such matters.


6B.     COMPENSATION  OF  DIRECTORS  AND  SENIOR  MANAGEMENT

     Our directors do not receive any cash compensation from the Corporation for acting as directors. They receive stock options periodically as determined by the board and senior management, but there is no formal policy regarding such grants. All such grants are subject to the terms of our stock option plan, discussed under "Employees" below. In February 2000, each of Sean Husvar, Hubert Mockler and Brain Usher-Jones was granted an option to purchase 100,000 of our common shares at the exercise price of CDN$0.25. 50% of these options vest and are exercisable after February 18, 2001 and the remaining 50% vest and are exercisable after February 18, 2002. The options expire on February 18, 2003.

     The following table and notes show the compensation paid by us to John Alexander van Arem and to Anthony Korculanic for the last fiscal year.

Name         Year  Salary      Other    Long-Term Compensation
                               Annual   Stock  Option  Grants
                               Compen   No.  of     Exercise   Vesting  period  Expiry Date
                               sation   Common      Price
                                        Shares      (CDN$)
                                        for which
                                        option
                                        granted
-----------  ----  ----------  -------  ----------  ---------  ---------------  -----------
John A.      2001  $110,000(1) $10,800(2)240,000   $0.25       50% Feb. 18/01   Feb. 18/03
van Arem                                                       50% Feb. 18/02

Anthony      2001  $93,600(3)  $7,200(4) 200,000   $0.25       50% Feb. 18/01;  Feb. 18/03
Korculanic                                                     50% Feb. 18/02

     (1) Mr. van Arem also received in fiscal year 2001 a payment of $20,500 relating to compensation deferred in our fiscal year ended March 31, 2000. In our fiscal year 2000, Mr. van Arem's total salary for seven months was $52,500, of which $32,000 was paid to him. Payment of the remaining amount of $20,500 was deferred due to a management decision to forgo compensation for the benefit of the Corporation. This deferred amount was included as a shareholder loan on our balance sheet for the year ended March 31, 2000. This loan was repaid without interest in May 2000. See note 8 to our financial statements beginning at page F-1 of this registration statement.
     (2)  Represents  a  monthly  car  allowance  of  $900.
     (3) Mr. Korculanic also received in fiscal year 2001 a payment of $22,087 relating to compensation deferred in our fiscal year ended March 31, 2000. In our fiscal year 2000, Mr. Korculanic's total salary for seven months was $52,500, of which $30,412 was paid to him. Payment of the remaining amount of $22,087 was deferred due to a management decision to forgo compensation for the benefit of the Corporation. This deferred amount was included as a shareholder loan on our balance


17

          sheet for the year ended March 31, 2000. This loan was repaid without interest in May 2000. See note 8 to our financial statements beginning at page F-1 of this registration statement.

     (4)  Represents a monthly car allowance of $600.

     We have a three-year employment agreement with our President John van Arem that extends through March 31, 2003. The agreement provides for an annual base salary of $110,000, plus a CDN$900 per month car allowance. Any performance bonus and stock option grants are at the discretion of the board of directors. Mr. van Arem also participates in all benefit plans maintained by us for salaried employees. Mr. van Arem's agreement contains confidentiality and non-compete provisions.

We have a three-year employment agreement with Anthony Korculanic that extends through March 31, 2003. The agreement provides for an annual base salary of CDN$93,600 annually, plus a CDN$600 per month car allowance. Any performance bonus and stock option grants are at the discretion of the board of directors. Mr. Korculanic also participates in all benefit plans maintained by us for salaried employees. Mr. Korculanic 's agreement contains confidentiality and non-compete provisions.


6E.     SHARE  OWNERSHIP  OF  DIRECTORS  AND  SENIOR  MANAGEMENT

The following table shows the share ownership of Directors and Senior Management as of August 15, 2001.

NAME                           NUMBER OF SHARES           PERCENTAGE OF
                               OWNED                      OUTSTANDING SHARES
John A. van Arem               9,720,000  (1)(2)          28%

Anthony  Korculanic            8,100,000  (1)(3)          23%

Sean  Husvar                   50,000(4)                  .001%

Hubert  Mockler                209,217(5)                 .006%

     (1)These shares do not carry any voting or other rights that are different from the rights attaching to the Corporation's common shares, which are summarized in Item 9 "The Offer and Listing".
     (2)The number of shares owned includes 120,000 options to purchase common shares that are immediately exercisable at the price of CDN$0.25. An additional 120,000 options vest and are exercisable after February 18, 2002 at the price of CDN$0.25. These 240,000 options were granted on February 18, 2000 and expire on February 18, 2003.
     (3)The number of shares owned includes 100,000 options to purchase common shares that are immediately exercisable at the price of CDN$0.25. An additional 100,000 options vest and are exercisable after February 18, 2002 at the price of CDN$0.25. These 200,000 options were granted on February 18, 2000 and expire on February 18, 2003
     (4)The number of shares owned includes 50,000 options to purchase common shares that are immediately exercisable at the price of CDN$0.25. An additional 50,000 options to purchase common shares at the price of CDN$0.25 vest and are exercisable after February 18, 2002. These 100,000 options were granted on February 18, 2000 and expire on February 18, 2003
     (5)The number of shares owned includes 50,000 options to purchase common shares at the price of CDN$0.25 that are immediately exercisable. An additional 50,000 options to purchase common shares at the price of CDN$0.25 vest and are exercisable after February 18, 2002. These 100,000 options were granted on February 18, 2000 and expire on February 18, 2003

6D.     EMPLOYEES

     As of December 14, 2001, we had 12 full-time employees, including senior management, compared to 16 at March 31, 2000. This reduction is attributable to management's decision to reduce overhead. All of our full-time employees are located in Toronto and occupy management or administrative positions. None of our employees are covered by a collective bargaining agreement, and we believe that our relationship with our employees is good. Our future success, however, will depend upon our ability to attract and retain qualified personnel. Competition for technical personnel required in our business in particular is often intense, and there can be no assurance that we will be able to attract and retain adequate numbers of qualified personnel in the future.

     Our share option plan (the "Plan") was established in 1997 for the purpose of attracting and retaining highly qualified personnel by providing incentives in the form of stock options. Under the Plan incentive share options for up to a specified limit of 3,000,000 common shares may be granted from time to time by the board of directors to our directors, officers, employees and consultants, and to the directors, officers, employees and consultants of our subsidiaries. Options granted under the Plan will have an exercise price equal to the market price of the common shares on the day preceding the day of the grant as determined by our board of directors, where the market price is the closing price (or the closing bid and asked prices, as applicable) on the exchange or market where the shares are listed or quoted as selected by the board of directors, and will be exercisable over the period determined by the board of directors. Unvested options granted under the Plan will immediately become fully vested and exercisable upon the occurrence of any one of the following four events:

     - the acquisition of more than 50% of the beneficial ownership of our outstanding voting securities;
     - a consolidation or merger with another company where our shareholders do not have the same proportionate ownership in the surviving entity that they had prior to the merger, and we are either (i) not the continuing or surviving corporation, or (ii) our shares are converted into cash, securities or other property;
     - the sale, lease, exchange or other transfer of all or substantially all of our assets; and
     -    our  shareholders  approve  a  plan  of  liquidation  or  dissolution.


ITEM  7.     MAJOR  SHAREHOLDERS  AND  RELATED  PARTY  TRANSACTIONS

     We are a publicly owned Canadian corporation. We are not controlled directly or indirectly by another corporation, or any government.

7A.     MAJOR  SHAREHOLDERS

     The following table shows the ownership of our common shares as of August 13, 2001 of each person known to us to be the beneficial owner of more than 5% of our outstanding common shares.

NAME                          NUMBER OF SHARES          PERCENTAGE OF
                                   OWNED                 OUTSTANDING
                                                            SHARES

John A. van Arem               9,720,000(1)(2)                28%

Anthony  Korculanic            8,100,000(1)(3)                23%

     (1)These shares do not carry any voting or other rights that are different from the rights attaching to our common shares, which are summarized in Item 9 "The Listing".
     (2)The number of shares owned includes 120,000 options to purchase common shares that are immediately exercisable at the price of CDN$0.25. An additional 120,000 options vest and are exercisable after February 18, 2002 at the price of CDN$0.25. These 240,000 options were granted on February 18, 2000 and expire on February 18, 2003.
     (3)The number of shares owned includes 100,000 options to purchase common shares that are immediately exercisable at the price of CDN$0.25. An additional 100,000 options vest and are exercisable after February 18, 2002 at the price of CDN$0.25. These 200,000 options were granted on February 18, 2000 and expire on February 18, 2003.

7B.     RELATED  PARTY  TRANSACTIONS


     In connection with the reverse takeover described in Item 4 "Information About Corporation History", John van Arem exchanged his shares of Web Dream for

9,600,000 shares of Digital Rooster. In addition, Anthony Korculanic exchanged his shares of Web Dream for 8,000,000 shares of Digital Rooster. Brian
Usher-Jones exchanged his shares of Web Dream for 140,000 shares of Digital Rooster. Hubert Mockler was originally a shareholder in Storimin Resources Limited and retained his shares.

     In the years 1998 and 1999, before the reverse takeover, Web Dream entered into routine business transactions with Jazz Monkey Media Inc. a company controlled by John van Arem and Anthony Korculanic. These transactions were in the normal course of business and at market prices. At the present time, Jazz Monkey Media Inc. provides us with bandwidth it has obtained from a third party. Jazz Monkey Media Inc. invoices us for their net cost of these services. (See note 17 to our financial statements beginning at page F-1 of this registration statement.)

     Jazz Monkey Media, Inc. owed us $225,207 ($154,897) as of March 31, 2000. This amount was advanced for the development of services to be provided to Web Dream. This amount has now been paid in full.

     We owed Mr. van Arem and Mr. Korculanic an aggregate of $31,344 at March 31, 2000. This amount has increased to $36,300 as of March 30, 2001 and represents funds expended in corporate operations. This amount is unsecured, bears no interest and has no fixed term of repayment. (See note 17 to our financial statements beginning at page F-1 of this registration statement.)

     Management of the Corporation is not aware of any material interest, direct or indirect, of any director, officer or any associate or affiliate of any of the foregoing persons, in any matter to be acted upon. There may develop potential conflicts of interest to which the proposed directors and officers of the Corporation may be subject in connection with the operations of the Corporation. Conflicts, if any will be subject to the procedures and remedies under the Business Corporations Act (Ontario). See "Item 10B Memorandum and Articles of Association - Bylaws; Director's Conflicts."


ITEM  8.     FINANCIAL  INFORMATION

8A.     CONSOLIDATED  STATEMENTS  AND  OTHER  FINANCIAL  INFORMATION

     The financial statements required herein are set forth beginning on page F-1 of this registration statement.

DIVIDEND  POLICY

     We did not pay any cash or other dividends on our common shares in the last fiscal period and the Board of Directors does not contemplate doing so in the foreseeable future. We believe that it is in the best interests of the Corporation and its shareholders to retain all earnings to fund operations and growth.

LEGAL  PROCEEDINGS

     There are currently two material claims pending against us. If we lose either of these suits or enter into settlements requiring us to pay cash, our liquidity and financial position could be adversely affected over the short term.

     In October 1997, the Company's wholly-owned subsidiary, Pizay Investments Inc. ("Pizay") entered into an agreement with ProAm Explorations Corporation ("ProAm") under which ProAm granted to Pizay an exclusive option to acquire an undivided 10% interest in certain property. The consideration to earn this 10% interest included a non-interest bearing demand note payable in the amount of CDN$90,000. This agreement was terminated in 1999. We have been named as a defendant in a lawsuit by ProAm Explorations Corporation in the Supreme Court of British Columbia, Court File No. C992400, Vancouver Registry. This lawsuit claims damages in the amount of CDN$90,000 plus interest and costs for non-payment of the outstanding demand note. ProAm bases the claim against us on an alleged verbal guarantee of the note payable by ProAm. We have filed a statement of defense denying the allegations in the claim. The outcome cannot be determined at this time but management believes that the results will not have a material adverse effect on our business.

A former employee filed a lawsuit against us on November 23, 2000 in the Ontario Superior Court of Justice, court file No. 00-CV-201313 alleging wrongful dismissal. This lawsuit claims damages in the amount of CDN$50,000 plus interest and costs and a declaratory order confirming our former employee's ownership of 25,000 options to acquire our common shares. We have filed a statement of defense denying the allegations in the claim. The outcome cannot be determined at this time. Given our current financial position, if we are ordered to pay the amount of damages claimed this would have a material affect on our business.

     In April 2001 we reached an agreement with Business Communications, Inc. ("BCI") to pay an outstanding judgment, including interest and attorney fees, of $96,658.68 US ($62,626.99) over four months commencing in April 2001. This judgment arose from a lawsuit filed by BCI on June 12, 2000 in the General Court of Justice Superior Court Division of Forsyth County North Carolina (Case No. 00CVS5719) against Web Dream alleging breach of contract. We have paid this amount in full.

8B.     SIGNIFICANT  CHANGES

Since the close of our year ended March 31, 2001, we have raised $1,000,000 in capital through financing activities. See Item 10 "Additional Information, Recent Sales of the Corporation's Securities".

ITEM  9.     THE  LISTING

COMMON  SHARES

     Each of our Common Shares carries one vote at all meetings of shareholders, is entitled to dividends as and when declared by our Board of Directors and is entitled upon liquidation, dissolution or winding-up to a pro rata share of the assets distributable to holders of common shares. Our common shares carry no conversion or pre-emptive rights. We have no other classes of shares. Pursuant to section 23 (1) of the Business Corporations Act (R.S.O. 1990, c. B. 16), which is our governing corporate legislation, our articles allow us to issue an unlimited number of common shares at such time and to such persons and for such consideration as the directors may determine. However, in certain circumstances the Ontario Securities Act and the rules and policies of the Ontario Securities Commission may require that we obtain shareholder approval to issue shares

     At our 2001 Annual Special Meeting of Shareholders, the shareholders passed a resolution authorizing our directors to cause us to issue up to 30,000,000 common shares or 30,000,000 units consisting of one common share and one warrant through one or more private placement financing transactions. Any such transactions must be entered into before September 2002 at the market price at the time of the transaction less any discounts as approved by our directors. Any other financing activities that are proposed and require shareholder approval will be put forth to the shareholders in accordance with applicate legislative or regulatory requirements. We are only authorized to enter into such a private placement if funds are required to continue or expand or activities and the subscription price is reasonable in the circumstances. This resolution was obtained to obviate any need for shareholder approvals of a private placement that may be required by a securities regulatory authority and thereby reduce the time required to complete a financing. Any financing that is not in accordance with the terms of the shareholder's resolution may require shareholder approval pursuant to the rules and policies of the Ontario Securities Commission.

TRANSFER  AGENT

     Our common shares are issued in registered form. Heritage Trust Company located in Toronto, Ontario, Canada, is the registrar and transfer agent for our common shares

TRADING  MARKET

     Our common shares trade "over-the-counter" on the Canadian Unlisted Board ("CUB") with the trading symbol "ROOS" (formerly "SMRL") and CUSIP #25388G-10-3. The CUB system was implemented in November 2000. It is only available to traders and brokers for reporting trades that they have arranged in unlisted and unquoted equity securities in Ontario. No real-time quotes or trades are available to the public.

     Prior to November 2000, our common shares traded on the Canadian Dealing Network (CDN). The following table lists the reported high, low, closing prices and the aggregate quarterly trading volumes on CDN for our common shares for the eight fiscal quarters from December 31, 1998 to September 30, 2000.

                    CANADIAN DEALING NETWORK TRADING ACTIVITY
                           SALES (IN CANADIAN DOLLARS)


Period                             High    Low    Trading Volume

January 1 through March 15, 2001       *       *                *
Quarter ended December 31, 2000   $ 0.35  $ 0.25           11,111
Quarter ended September 30, 2000  $ 1.00  $ 0.40          271,054
Quarter ended June 30, 2000       $ 1.00  $ 0.40           20,698
Quarter ended March 31, 2000      $ 0.75  $ 0.50           22,640
Quarter ended December 31, 1999   $ 0.09  $ 0.01               **
Quarter ended September 30, 1999  $ 0.09  $ 0.01        5,133,722
Quarter ended June 30, 1999       $ 0.07  $ 0.01        1,282,167
Quarter ended March 31, 1999      $0.015  $0.015          287,723
Quarter ended December 31, 1998   $ 0.08  $ 0.01          419,000

     *Since the formation of CUB, there is no record of quotations. On several occasions in March 2001 we were advised by brokers trading in our common shares that they were being offered at CDN$0.25. We are unable to conclusively determine whether any trading occurred or the price of any trades.
     **There  were  no  trades  reported  during  this  period.

     There can be no assurance that an active trading market for our common shares will develop or be sustained.


ITEM  10.     ADDITIONAL  INFORMATION

10A.  SHARE  CAPITAL

     COMMON  SHARES

     Each of our Common Shares carries one vote at all meetings of shareholders, is entitled to dividends as and when declared by our Board of Directors and is entitled upon liquidation, dissolution or winding-up to a pro rata share of the assets distributable to holders of common shares. Our common shares carry no conversion or pre-emptive rights.

     On November 23, 2001, the shareholders' list for our common shares showed 220 registered shareholders and 35,330,866 shares outstanding. 17 of these registered shareholders listed U.S. addresses, showing ownership of an aggregate of 2,379,038 shares, representing 0.07% of our outstanding common shares. All of our outstanding common shares are fully paid and non-assessable.


     OPTIONS

     Options to acquire our common shares are also discussed in Item 6 "Directors, Senior Management and Employees". On September 30, 2001, there were 1,646,000 options to purchase our common shares outstanding net of forfeitures. On September 30, 2001 there were 1,646,000 options to purchase our common shares outstanding net of forfeitures. The exercise price for all of these options is CDN$0.25. The expiry dates of these options range from February 17, 2003 to December 31, 1010.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

Balance at August 31, 1998 and 1999                 20,000,000       1,000

Issued for cash                                      6,912,872      810,033

Issuance of shares in consideration of investment
Banking services                                     1,600,000       60,000

Issuance of shares on reverse take over              2,067,994      254,093
                                                   -----------  -----------
Balance as at March 31, 2000                        30,580,866    1,125,126

Issuance for cash                                    2,250,000      225,000
                                                   -----------  -----------
Balance as at March 31, 2001                        32,830,866    1,350,126

Issuance of shares for consulting services           1,500,000            -


Issued for cash                                      1,000,000      200,000
                                                   -----------  -----------

Balance as at December 14, 2001                     35,330,866    1,550,126


     RECENT  SALES  OF  THE  CORPORATIONS'  SECURITIES

     In August, 2001 we closed a private placement with a Canadian Corporation. We issued 1,000,000 million shares at a price of CDN$ 0.20 per share, for aggregate consideration of $200,000. These securities were acquired in reliance on exemption 72.1d of The Securities Act (Ontario).

     On February 14, 2001 we closed a private placement with two corporations domiciled in Bahamas and Turks & Caicos Islands, B.W.I., respectively . We issued an aggregate of 2,250,000 common shares at the price of CDN$0.10 per share, for aggregate consideration of $147,503. We were not required to register these securities in Ontario.

On February 18, 2000 we issued (i) 350,000 options to acquire our common shares to a consultant in consideration for management consulting services and (ii) 150,000 options to acquire our common shares to a consultant in consideration for investor relations services. All of the options issued on February 18,2000 are exercisable at the price of CDN $0.25 per share, vest equally over two years and expire ob February 18,2003. During our fiscal year 2002 we issued an aggregate of 100,000 options to acquire our common share to a consultant in consideration for legal and management services. These options are exercisable at the price of CDN $0.25 per share, vest at varying rates over four years and expire on dates varying from November 2010 to February 2011.

     Pursuant to the reverse takeover of the Corporation, discussed under Item 4 "Information about the Corporation - History" of this registration statement, the Corporation acquired all of the issued and outstanding common shares of Web Dream from 74 persons for aggregate consideration of $254,093. Two of our common shares were issued for every one common share in Web Dream Inc., for a total of 27,512,872 post-consolidated common shares. The issuance of these shares was exempted from registration in accordance with 72(1)(j) of the Ontario Securities Act which applies to exchanges of securities in the course of a take-over bid.

10B.     MEMORANDUM  AND  ARTICLES  OF  ASSOCIATION

     Incorporation:     Originally  a  federally  incorporated  company, we were
     --------------
continued  as  an  Ontario  corporation  under  the  Business  Corporations  Act
(Ontario) by Articles of Continuance dated October 30, 1998. We filed Articles of Amalgamation under the name Storimin Resources Limited on April 1, 1999, Ontario Corporation number 1348061. By Articles of Amendment filed January 19, 2000, we changed our name from Storimin Resources Limited to Digital Rooster.com Inc. Our Ontario corporation number is 1348061. The Articles of Amalgamation provide in section 6 that there are no restrictions on the business that we may carry on or on the powers that we may exercise. These provisions of our Articles of Amalgamation have not been amended or revoked.

     Bylaws:  Our  bylaws  explain  the  way  our  corporate  affairs  are to be
     ------
conducted. A copy of our bylaws is attached as Exhibit 2.1 to this registration statement. As provided for in the legislation that governs us, a bylaw can be made, amended or repealed at any time by our directors. If the directors make, amend or repeal a bylaw, the bylaw, amendment or repeal must be submitted to our shareholders at the next shareholder meeting. Our shareholders may confirm, reject or amend the bylaw, amendment or repeal. (R.S.O. 1990, c. B.16, s. 116
(2)). A shareholder may propose to make, amend or repeal a bylaw. Such a proposal must be submitted to our shareholders for adoption at the next shareholder meeting.

     Borrowing  powers: Our borrowing  powers are authorized by section 2.05 and
     -----------------
section 3.01 of our bylaws. The financial institutions with which our banking business is to be conducted are to be determined by our board of directors or any committee or person designated by our board of directors to make such determination (section 2.05). Our board of directors, or any committee or person designated by our board of directors, is authorized to borrow money, issue, reissue, sell or pledge bonds, debentures, notes or other evidences of indebtedness on our behalf. Our board of directors, or any committee or person designated by our board of directors, is also authorized to secure or guarantee on our behalf the performance of any present or future indebtedness, liability or obligation of any person. The board of directors is authorized to exercise the borrowing powers described above without obtaining authorization from our shareholders.

     Director's Appointment and Quorum: A quorum for the transaction of business
     ---------------------------------
at any meeting of the board of directors is set in section 4.01 of our bylaws to be at least a majority of the directors. The board of directors can determine that a quorum shall be more than a majority. Our directors are not required to hold any of our common shares. Section 404 of our bylaws provides that our shareholders may by resolution passed at a meeting specially called for such purpose remove any director from office and fill the vacancy created by such removal.

     Director's  Conflicts:  Section  4.18  of  our  bylaws governs conflicts of
     ----------------------
interest involving our directors. That section provides that a director or officer who is a party to, or who is a director or officer of, or has a material interest in any person who is a party to, a material contract or proposed material contract with the Corporation, shall disclose the nature and extent of his interest at the time and in the manner provided by the Business Corporations Act (Ontario). The relevant provisions of that Act as of the date of this registration statement provide that a director or officer of a corporation who
(a) is a party to a material contract or transaction or proposed material contract or transaction with the corporation, or (b) is a director or an officer of, or has a material interest in, any person who is a party to a material contract or transaction or proposed material contract or transaction with the corporation, shall disclose in writing to the corporation or request to have entered in the minutes of meetings of directors the nature and extent of his or her interest. (R.S.O. 1990, c. B.16, s. 132 (1).) Any such contract or proposed contract may be referred to the board or shareholders for approval even if such contract is one that in the ordinary course of the Corporation's business would not require approval by the board or shareholders. Such a director shall not vote on any resolution to approve the same except as provided by the Act.
Section 4.19 of our bylaws provides that subject to any unanimous shareholder agreement, the directors shall be paid such remuneration for their services and reimbursed for expenses properly incurred as the board may from time to time determine. Directors are not precluded from serving us in any other capacity and receiving remuneration therefor.

     Director's Indemnity: Section 7 of our bylaws set forth certain protections
     --------------------
for our directors and officers. Section 7.01 provides that no director or officer shall be held liable for any losses or liabilities provided that in exercising his powers and discharging his duties he acts honestly and in good faith with a view to our best interests and exercises the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. These provisions of our bylaws do not relieve any director or officer from the duty to act in accordance with the Act and the regulations thereunder or from liability for breach of such laws.

     Shareholder's  Meetings: Our board of directors, our chairman of the board,
     -----------------------
or our president are responsible for setting the date and place for the annual general meeting of shareholders, which by law must be held no later than fifteen months after the last annual meeting. The purpose of the annual meeting is to consider our financial statements and reports, elect directors, appoint an auditor and transact any other business (section 8.01). Section 8.02 of our bylaws provides that our board, our chairman of the board, or our president has the power to call a special meeting of shareholders at any time.

     Section 8.04 of our bylaws specifies the requirements for calling a shareholder meeting. That section requires that notice of the time and place of each meeting of shareholders shall be given not less than 21 nor more than 50 days before the date of the meeting to each director, to our auditor and to each shareholder who at the close of business on the record date for notice is entered in the securities register as the holder of one or more shares carrying the right to vote at the meeting. Notice of a meeting of shareholders called for any purpose other than consideration of the financial statements and auditor's report, election of directors, and reappointment of the incumbent auditor must state the nature of such business in sufficient detail to permit the shareholder to form a reasoned judgment thereon and shall state the text of any special resolution to be submitted to the meeting.

     We are required by section 8.05 of our bylaws to prepare a list of shareholders entitled to receive notice of a meeting, arranged in alphabetical order and showing the number of shares held by each shareholder entitled to vote at the meeting. If a record date for the meeting is fixed, the shareholders listed are those registered at the close of business on the record date. If no record date is fixed, the shareholders listed are those registered at the close of business on the day immediately preceding the day on which notice of the meeting is given or, where no such notice is given, on the day on which the meeting is held. The list is to be made available for examination by any shareholder during usual business hours at our registered office or at the place where our central securities register is maintained and at the meeting. Where a separate list of shareholders has not been prepared, the names of persons appearing in the securities register at the requisite time as the holder of one or more shares carrying the right to vote at such meeting will be deemed to be a list of shareholders.

     Section 8.06 of our bylaws sets out the requirements for setting a record date. Our directors are not required to set a record date, but if they do, the record date must not precede the date of the shareholder's meeting by more than 50 days or by less than 21 days. If our board does not fix a record date, the record date for the determination of the shareholders entitled to receive notice of a meeting shall be at the close of business on the day immediately preceding the day on which the notice is given, or if no notice is given, the day of which the meeting is held.

     A shareholder meeting may be held without notice if the requirements set out in section 8.07 of our bylaws are met. These are requirements that must be met are: (a) all the shareholders entitled to vote at the meeting are present in person or represented, or if those not present or represented waive notice of or otherwise consent to the meeting, and (b) our auditors are present or waive notice of or otherwise consent to the meeting. The meeting can only proceed without notice having been given if the shareholders, auditors or directors present are not attending for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

     Section 8.10 of our bylaws states that the quorum required in order to conduct business at a shareholder's meeting two individuals present in person, each of whom is a shareholder or proxyholder entitled to vote at the meeting.
Section 8.11 of our bylaws provides that every person named in the shareholder list is entitled to vote the number of shares shown on the list opposite their name. Every question to be decided at a shareholders meeting shall, unless otherwise required by law, be determined by a majority of the votes cast on the question (section 8.15). Section 8.12 of our bylaws governs the rights of a shareholder to appoint a proxy holder or representative to attend a shareholder meeting and vote at that meeting on the shareholder's behalf. A proxy must be in writing and signed by the shareholder or his or her attorney. Where a shareholder is a corporation or association, it may authorize an individual to represent it at a shareholder meeting. The authority of such an individual must be given by a resolution of the corporation or shareholder and deposited with us.

     Section 8.18 of our bylaws allows the chairman at a shareholders meeting to adjourn the meeting provided that the shareholders consent to the adjournment. If a shareholder meeting is adjourned for less than 30 days, notice of the adjourned meeting does not have to be given. If a shareholder meeting is adjourned by one or more adjournments for a total of 30 days or more, then notice of the adjourned meeting must be given as required for an original meeting.


10C.  MATERIAL  CONTRACTS

      None.

10D.  EXCHANGE  CONTROLS  AND  OTHER  LIMITATIONS  AFFECTING  SECURITY  HOLDERS

     The federal Investment Canada Act (the "ICA"), which became effective on June 30, 1985, regulates the acquisition by non-Canadians of control of a Canadian Business (as defined in the ICA). Such an acquisition is either notifiable or reviewable depending on its structure and the value of the assets of the Canadian business being acquired. In effect, the ICA requires review by Investment Canada, the agency which administers the ICA, and approval by the Canadian government in the case of an acquisition of control of a Canadian business by a non-Canadian that is a WTO Investor (as defined in the ICA) where:

(i) in the case of a direct acquisition of control of a Canadian entity (i.e., through a share purchase), the assets of the entity carrying on the Canadian Business and of all other entities in Canada, the control of which is acquired exceeds CDN $209 million (this threshold is adjusted annually for inflation and growth in Canada's domestic product); or (ii) in the case of a direct acquisition of assets of a Canadian Business (i.e., through an asset acquisition) the value of the assets used in carrying on the Canadian business exceeds CDN $209 million. Where an investor is not a WTO Investor, review is required where: (i) in the case of a direct acquisition of control of a Canadian Business, the value of the assets of the business and all other entities being acquired is CDN $5 million or more; or (ii) in the case of an indirect acquisition of control of a Canadian Business, where the Canadian Business has assets of CDN $50 million or more in value; or (iii) in the case of an acquisition of assets of a Canadian Business, the assets represents more than 50% of the assets of the original group and the value of the acquired assets exceeds CDN $5 million.

     In the context of the Corporation three methods of acquiring control of a Canadian business are regulated by the ICA: (i) the acquisition of all or substantially all of the assets used in carrying on the Canadian business; (ii) the acquisition, directly or indirectly, of voting shares of a Canadian corporation carrying on the Canadian business; (iii) the acquisition of voting shares of an entity which controls, directly or indirectly, another entity carrying on a Canadian business. An acquisition of a majority of the voting interests of an entity, including a corporation, is deemed to be an acquisition of control under the ICA. An acquisition of less than one-third of the voting shares of a corporation is deemed not to be an acquisition of control. An acquisition of less than a majority, but one-third or more, of the voting shares of a corporation is presumed to be an acquisition of control unless it can be established that on the acquisition the corporation is not, in fact, controlled by the acquirer through the ownership of voting shares. For partnerships, trusts joint ventures or other unincorporated entities; an acquisition of less than a majority of the voting interests is deemed not to be an acquisition of control.


10E.     TAXATION

MATERIAL   CANADIAN  FEDERAL  INCOME  TAX  CONSEQUENCES

     The following summary of the material Canadian federal income tax considerations generally applicable in respect of the holding and disposition of common shares reflects the Corporation's opinion. The tax consequences to any particular holder of common shares will vary according to the status of that holder as an individual, trust, corporation or member of a partnership, the jurisdiction in which that holder is subject to taxation, the place where that holder is resident and, generally, according to that holder's particular circumstances.

     This summary is applicable only to holders who are resident solely in the United States, have never been resident in Canada, deal at arm's length with the Corporation, hold their common shares as capital property and who will not use or hold the common shares in carrying on business in Canada.

     This summary is based upon the provisions of the Income Tax Act of Canada and the regulations thereunder (collectively, the "Tax Act" or "ITA") and the Canada-United States Tax Convention (the "Tax Convention") as at the date hereof and the current administrative practices of Revenue Canada, Taxation. This summary does not take into account provincial income tax consequences.

     This summary is not exhaustive of all possible income tax consequences. It is not intended as legal or tax advice to any particular holder of common shares and should not be so construed. Each holder should consult his own tax advisor with respect to the income tax consequences applicable to him in his own particular circumstances.

Dividends

     In the case of any dividends paid to non-residents, we withhold the Canadian tax and pay only the net amount to the shareholder. The rate of withholding tax is generally 25% but by virtue of Article X of the Tax Convention, the rate of tax on dividends paid to persons who are residents only of the United States for purposes of the Tax Convention is generally limited to 15% of the gross dividend (or 5% in the case of certain corporate shareholders owning at least 10% of our voting shares).

Dispositions

     A non-resident of Canada is not subject to tax under the ITA in respect of a capital gain realized upon the disposition of a common share unless the share is "taxable Canadian property" to the holder thereof and the non-resident is not otherwise entitled to relief under a tax treaty. In the case of a non-resident holder to whom our shares represent taxable Canadian property and who is resident only in the United States for purposes of the Tax Convention, no tax under the ITA will be payable on a capital gain realized on such shares by reason of the Tax Convention unless the value of such shares is derived principally from real property situated in Canada. We believe that the value of our common shares is not derived from real property situated in Canada.

     A common share of the Corporation will be taxable Canadian property to a non-resident holder if, at any time during the period of five years immediately preceding the disposition, the non-resident holder, persons with whom the non-resident holder did not deal at arm's length, or the non-resident holder together with persons with whom the holder did not deal at arm's length owned 25% or more of the issued shares of any class or series of the Corporation. In addition, a common share will be taxable Canadian property if the shares are not listed on a prescribed stock exchange.

UNITED  STATES  FEDERAL  INCOME  TAX  CONSEQUENCES

     The following is a discussion that encompasses all of the material United States Federal income tax consequences, under the law, generally applicable to a U.S. Holder (as defined below) of our common shares. This discussion does not address all potentially relevant Federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of Federal income tax law, such as, for example, tax-exempt organizations, qualified retirement plans, persons subject to alternative minimum tax, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of common shares of the Corporation is not effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their shares through the exercise of employee share options or otherwise as compensation. In addition, this discussion only applies to common shares held by U.S. Holders as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"), and does not cover any state, local or foreign tax consequences.

     The following discussion is based upon the sections of the Code, Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. The following discussion is for general information only and is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of common shares of the Corporation and no opinion or representation with respect to the United States Federal income tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of common shares of the Corporation should consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of our common shares.

U.S.  Holders

     As used herein, a ("U.S. Holder") includes a holder of our common shares who is a citizen or resident of the United States, a partnership or corporation organized under the laws of the United States, an estate, the income of which is subject to United States federal income tax without regard to its source and a trust if a United States court is able to exercise primary supervision over administration of the trust and one or more United States persons have authority to control all substantial decisions of the trust or if the trust was in existence on August 20, 1996 and has elected to continue to be treated as a United States person, and any other person or entity whose ownership of our common shares is effectively connected with the conduct of a trade or business in the United States.

Distributions  on  our  Common  Shares

     U.S. Holders receiving dividend distributions (including constructive dividends) with respect to our common shares are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions to the extent that we have current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's United States Federal Income tax liability or, alternatively, may be deducted in computing the U.S. Holder's United States Federal taxable income by those who itemize deductions. (See more detailed discussion at "Foreign Tax Credit" below). To the extent that distributions exceed our current or accumulated earnings and profits, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Preferential tax rates for long-term capital gains are applicable to an U.S. Holder, which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for an U.S. Holder, which is a corporation. Dividends paid in Canadian dollars will be included in income in an U.S. dollar amount based on the exchange rate at the time of their receipt. U.S. Holders should consult their own tax advisors regarding the treatment of any foreign currency gain or loss on any Canadian dollars received as a dividend, which are converted into U.S. dollars on a date subsequent to receipt.

     Dividends paid on our common shares will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Corporation (unless we qualify as a "foreign personal holding Corporation" or a "passive foreign investment Corporation", as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Corporation. The availability of this deduction is subject to several complex limitations, which are beyond the scope of this discussion.

Foreign  Tax  Credit

     A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of our common shares may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on an annual basis and applies to all foreign income taxes (or taxes in lieu of income tax) paid by (or withheld from) the U.S. Holder during the year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holders United States income tax liability that the U.S. Holder's foreign source income bears to his/her or its worldwide taxable income.

     In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. There are further limitations on the foreign tax credit for certain types of income such as "passive income", "high withholding tax interest", "financial services income", "shipping income", and certain other classifications of income. In certain circumstances, recently enacted legislation and other guidance issued by the United States Treasury may deny a United States holder foreign tax credits (and instead may allow deductions) for foreign taxes imposed on a dividend if the United States holder (i) has not held the common shares for at least 16 days in the 30-day period beginning 15 days before the ex-dividend date, during which it is not protected from risk of loss; (ii) is obligated to make payments related to the dividends; or (iii) holds the common shares in arrangements in which the United States holder's expected economic profit, after non-US taxes, is insubstantial.

     The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of common shares of the Corporation should consult their own tax advisors regarding their individual circumstances.

Disposition  of  our  Common  Shares  of  the  Corporation

     A U.S. Holder will recognize gain or loss upon the sale of our common shares equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder's tax basis in our common shares. Any gain recognized on the sale or other disposition of common shares will generally be U.S. source income. Any loss recognized on the sale or other disposition of common shares will generally be U.S. source. However, such loss will be foreign source to the extent certain dividends were received by the U.S. Holder within the 24-month period preceding the date on which the loss was recognized. This gain or loss will be capital gain or loss if the common shares are capital asset in the hands of the U.S. Holder, which will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders who are individuals, a capital loss is deductible only to the extent of capital gains, plus ordinary income of up to U.S. $3,000; any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), any unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted. If the amount realized on a sale or exchange is not denominated in U.S. dollars, the amount realized will be equal to the U.S. dollar value thereof, determined at the spot rate on the date of the sale or exchange.

Other  Considerations

     In the following two circumstances, the above sections of the discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of our common shares. Based on (a) the number of shareholders of our common shares and (b) the majority ownership of our shares by Canadian residents, we do not believe that it is either a "Foreign Personal Holding Corporation" or a "Controlled Foreign Corporation."

10H.     INSPECTION  OF  DOCUMENTS

     Documents referred to in this registration statement may be inspected at our executive offices at 366 Bay Street, 12th floor, Toronto, Ontario, M5H 4B2, during normal business hours.

ITEM  11:  QUANTITATIVE AND QUALITATIVE ASSESSMENT OF MARKET RISK

EXCHANGE  RATE  SENSITIVITY

     Substantially large amounts of our revenues are earned in United States dollars, and expenses are incurred in Canadian dollars. Increases in the value of the Canadian dollar relative to the United States dollar could adversely affect our results of operations. We do not engage in any foreign currency hedging policies. To the extent that we are not able to or do not raise our prices to reflect an adverse change in exchange rates, our profitability would be adversely affected. The impact of future exchange rates fluctuations on our results of operations and financial condition cannot be accurately predicted.


                                    PART  III

ITEM  17.     FINANCIAL  STATEMENTS

     Not  applicable.

ITEM  18.     FINANCIAL  STATEMENTS

     We have elected to provide financial statements pursuant to Item 18. The financial statements required are set forth beginning on page F-1.

                            DIGITAL ROOSTER.COM INC.

                        CONSOLIDATED FINANCIAL STATEMENTS

                   MARCH 31, 2001 AND 2000 AND AUGUST 31, 1999
                         (EXPRESSED IN CANADIAN DOLLARS)



                                    CONTENTS

                                                                         PAGE



Auditors'  Report                                                           1


Consolidated  Financial  Statements:

     Consolidated  Balance  Sheets                                          2

     Consolidated  Statements  of  Operations                               4

     Consolidated  Statements  of  Cash  Flows                              5

     Notes  to  Consolidated  Financial  Statements                         6

                                AUDITORS' REPORT

To  the  Directors  of
Digital  Rooster.com  Inc.

We have audited the consolidated balance sheet of Digital Rooster.com Inc. as at March 31, 2001 and the consolidated statement of operations, deficit and cash flows for the year then ended. These financial statements are the responsibility of the corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the corporation as at March 31, 2001 and the results of operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.


Toronto, Ontario.                                       /S/ MINTZ & PARTNERS LLP
June 22, 2001                                              CHARTERED ACCOUNTANTS

                       CANADA - U.S. REPORTING DIFFERENCES

(a)  Going  Concern  Basis  of  Presentation

     In the United States, reporting standards for auditors require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the company's ability to continue as a going concern, such as those described in Note 1 to the financial statements.

(a)  Restatement  of  a  previously  filed  U.S.  GAAP  reconciliation.

     In the United States, to comply with certain requirements of the Securities & Exchange Commission, a specific reference to the restatement of a previously filed U.S. GAAP reconciliation to correct errors, as described in Note 20 to the financial statements, is required in the auditors' report.

(b)  Comments  by  Auditor

     Our report to the directors dated June 22, 2001 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditor's report when these are adequately disclosed in the financial statements.


Toronto, Ontario.                                       /S/ MINTZ & PARTNERS LLP
December 14, 2001                                          CHARTERED ACCOUNTANTS


                                                                              1.

                            DIGITAL ROOSTER.COM INC.
                           CONSOLIDATED BALANCE SHEETS
                        (EXPRESSED  IN  CANADIAN  DOLLARS)


AS AT                                         MARCH 31,    MARCH 31,    AUGUST 31,  AUGUST 31
                                                2001         2000          1999       1998


                                            A S S E T S
                                            -----------

CURRENT
  Cash                                      $    32,791   $   98,709   $     1,335   $     3,515
  Accounts receivable                            54,198      123,484        63,069         9,898
  Prepaids and sundry receivables           $    58,517       17,588         4,820         3,901
                                            ------------  -----------  ------------  ------------

                                                145,506      239,781        69,224        17,314

CAPITAL ASSETS (Note 5)                         184,876      125,297       108,253        43,977

GOODWILL (Note 6)                               258,739      326,978             -

DUE FROM JAZZ MONKEY MEDIA INC. (Note 17)             -   $  225,207             -
                                            ------------               ------------

                                            $   589,121   $  917,263       177.477   $    61,291
                                            ============  ===========  ============  ============

                                   L I A B I L I T I E S

CURRENT
 Accounts payable and accrued liabilities   $   471,251   $  171,913        95,992   $    38,818
 Income taxes payable                             2,415        2,415             -
 Deferred Revenue                                15,961       46,675             -
 Loans payable (Note 7)                          76,561            -        17,404        16,500
 Note payable (Note 8)                           90,000       90,000             -
 Due to Jazz Monkey Media Inc. (Note 17)              -            -         5,188

                                            $   656,188   $  311,003   $   118,584   $    55,318

DUE TO SHAREHOLDERS (Note 9)                     36,300       45,571        38,638
                                            ------------  -----------  ------------

                                                692,488      356,574       157,222   $    55,318
                                            ------------  -----------  ------------  ------------

                          S H A R E H O L D E R S' E Q U I T Y

CAPITAL STOCK (Note 10)                       1,350,126    1,125,126       151,000         1.000

DEFICIT      ( Profit)                       (1,453,493)    (564,437)     (130,745)        4,973
                                            ------------  -----------  ------------

                                               (103,367)     560,689        20,255         5,973
                                            ------------  -----------  ------------  ------------

                                            $   589,121   $  917,263   $   177,477   $    61,291
                                            ============  ===========  ============  ============


                            See  Accompanying  Notes


                                                                              2.

                            DIGITAL ROOSTER.COM INC.
                           CONSOLIDATED BALANCE SHEETS
                        (EXPRESSED  IN  CANADIAN  DOLLARS)


AS AT                                         MARCH 31,    MARCH 31,    AUGUST 31,    AUGUST 31
                                                2001         2000          1999         1998

DEFICIT (Profit) - Beginning of period      $  (564,437)  $ (130,745)  $     4,973   $         -

Net loss                                       (889,056)    (433,692)     (135,718)        4,973
                                            ------------  -----------  ------------

DEFICIT (Profit) - End of period            $(1,453,493)  $ (564,437)  $  (130,745)  $     4,973
                                            ============  ===========  ============  -----------


                            See  Accompanying  Notes


                                                                              3.

                            DIGITAL ROOSTER.COM INC.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                         (EXPRESSED IN CANADIAN DOLLARS)


FOR THE PERIODS ENDED                    MARCH 31,     MARCH 31,    AUGUST 31,    AUGUST 31,
                                           2001          2000          1999          1998

REVENUES                               $ 2,508,122   $ 1,409,764     1,821,413   $    226,263

COST OF SALES                              737,562       578,265       765,944         40,846
                                       ------------  ------------  ------------  ------------

GROSS PROFIT                             1,770,560       831,499     1,055,469        185,417

EXPENSES
 Administrative                          1,318,372       740,017       737,730        101,412
 Selling                                   770,512       245,432       213,734         28,565
 Computer                                  439,071       221,056       196,319         50,467
 Interest                                   11,755        14,874        16,752
 Amortization of capital assets             51,667        29,595        26,652
 Amortization of goodwill                   68,239        14,217             -
                                       ------------  ------------  ------------

                                         2,659,616     1,265,191     1,191,187        180,444
                                       ------------  ------------  ------------  ------------

NET LOSS                               $  (889,056)  $  (433,692)     (135,718)         4,973
                                       ============  ============  ============

LOSS PER SHARE (Note 14)

  Basic                                      (0.03)  $     (0.01)  $     (0.01)

WEIGHTED AVERAGE NUMBER OF COMMON
SHARES OUTSTANDING DURING THE PERIOD    30,958,948    26,144,464    20,000,000          1,000


                                                                              4.

                            DIGITAL ROOSTER.COM INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                         (EXPRESSED IN CANADIAN DOLLARS)


FOR THE PERIODS ENDED              MARCH 31,   MARCH 31,   AUGUST 31,  AUGUST 31,
                                     2001        2000        1999        1998

CASH FLOWS FROM OPERATING
ACTIVITIES
Net loss ( income)
Adjustment for non-cash items:     $(889,056)  $(433,692)   (135,718)  $   4,973
  Amortization of capital assets      51,667      29,595      26,652       7,447
  Amortization of goodwill            68,239      14,217           -
                                   ----------  ----------  ----------

                                    (769,150)   (389,880)   (109,066)     12,420

  Changes in non-cash balances
related to operations
  (Note 15)                          296,980      34,424       3,085      41,519
                                   ----------  ----------  ----------  ----------

CASH FLOWS USED IN OPERATING
ACTIVITIES                          (472,170)   (355,456)   (105,077)     53,939
                                   ----------  ----------  ----------

CASH FLOWS FROM INVESTING
ACTIVITIES

  Purchase of capital assets        (111,245)    (46,639     (90,029)    (51,424)
                                   ----------  ----------  ----------

CASH FLOWS USED IN INVESTING
ACTIVITIES                          (111,245)    (46,639)    (90,029)    (51,424)
                                   ----------  ----------  ----------

CASH FLOWS FROM FINANCING
ACTIVITIES

  Advances (to) from shareholders     (9,271)      6,933      38,638
  Increase in loans payable           76,561           -         904
  Increase in note payable                 -      90,000           -
  Advances from (to) Jazz Monkey     225,207    (230,395)      5,188
Media Inc.                           225,000     632,931     150,000
                                   ----------  ----------  ----------

Issuance of Capital Stock                                                  1,000
CASH FLOWS PROVIDED BY               517,497     499,469     193,826       1,000
FINANCING ACTIVITIES               ----------  ----------  ----------  ----------

(DECREASE) INCREASE IN CASH          (65,918)     97,374      (2,180)      3,515

CASH - Beginning of period            98,709       1,335       3,515           -
                                   ----------  ----------  ----------  ----------

CASH - End of period               $  32,791   $  98,709       1,335       3,515
                                   ==========  ==========  ==========  ==========



                                                                              5.

                            DIGITAL ROOSTER.COM INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 MARCH 31, 2001, 2000 AUGUST 31, 1999 AND 1998
                         (EXPRESSED IN CANADIAN DOLLARS)


1.   NATURE  OF  COMPANY'S  OPERATIONS  AND  BASIS  OF  PRESENTATION

     Digital Rooster.com Inc and its wholly owned subsidiary Web Dream Inc. ("the Group") derive their revenues from the license of video content, monthly subscriptions to the website content and advertisements displayed on its website.

     GOING  CONCERN  BASIS  OF  PRESENTATION

     These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern that contemplates the realization of assets and the payment of liabilities in the ordinary course of business. Accordingly, they do not give effect to adjustments that would be necessary should the company be unable to continue as a going concern. In other than the normal course of business, the Company may be required to realize its assets and liquidate its liabilities and commitments at amounts different from those in the accompanying financial statements.

     The Company has suffered recurring losses from operations and has a net capital deficiency as at March 31, 2001, that could raise substantial doubt about its ability to continue as a going concern. The Company's continuance as a going concern is dependent upon its ability to obtain adequate financing or to reach profitable levels of operation. It is not possible to predict whether financing efforts will be successful or if the company will attain profitable levels of operations.

2.   RESTATEMENT  OF  PRIOR  YEAR

     (a)  Change  in  accounting  policy

          During 2001, the company changed its revenue recognition policy used in preparation of its consolidated financial statements, and the change has been applied retroactively.

          The company has adopted a revenue recognition policy, which is in accordance with American Institute of Certified Public Accountant's Statement of Position 97 - 2 (SOP 97 - 2) and as commented in Staff Accounting Bulletin 101 issued by the United States Securities and Exchange Commission (SAB 101). Accordingly, monthly subscription fees to the company's website is recognized as the services are provided and revenue from wholesale customers is recognized as the services are provided under the terms of the contract.

     (b)  Correction  of  an  error

          During the year, an error was discovered whereby accounts payable of $32,207 has been excluded from the previously issued and audited prior year financial statements. To correct the error, computer expenses have been increased by $32,207 and accounts payable have been increased by $32,207 for the year ended March 31, 2000.


/Continued


                                                                              6.

                            DIGITAL ROOSTER.COM INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 MARCH 31, 2001, 2000 AUGUST 31, 1999 AND 1998
                         (EXPRESSED IN CANADIAN DOLLARS)


2.   RESTATEMENT  OF  PRIOR  YEAR  -  Continued

     The balance sheet as at March 31, 2000 and the consolidated statements of operations, deficit and cash flow for the seven months then ended are restated to give effect to these changes subsequently discovered that existed at the date of the previously issued financial statements.

          The  effect  of  these changes, applied retroactively, are as follows:


Financial statement component                              Increase (decrease)
-------------------------------------------------------------------------------
Deficit, April 1, 1999                                     $                 -
Deficit, increased as at March 31, 2000                                 78,882
Revenues, (decreased) for the period ended March 31, 2000              (46,675)
Expenses increased for the period ended March 31, 2000                  32,207
Net loss, increased for the period ended March 31, 2000                 78,882
Liabilities - increased, as at March 31, 2000                           78,882
-------------------------------------------------------------------------------

          The  effect  of  these  changes  in  2001  are  as  follows:

Financial statement component                              Increase (decrease)
-------------------------------------------------------------------------------

Deficit, increased as at March 31, 2001                    $            15,961
Revenues, increased for the year ended March 31, 2001                   30,714
Net loss, (decreased) for the year ended March 31, 2001                (30,714)
Liabilities - increased, as at March 31, 2001                           15,961
-------------------------------------------------------------------------------


3.   SIGNIFICANT  ACCOUNTING  POLICIES  AND  BASIS  OF  PRESENTATION

     (a)  Organization

          Digital Rooster.com Inc. ("the Company"), formerly Storimin Resources Inc. ("Storimin") was incorporated pursuant to the provisions of the Canada Business Corporations Act on January 16, 1984. Pursuant to an agreement dated November 12, 1999, Storimin acquired all of the issued and outstanding shares of Web Dream Inc. ("Web") from its shareholders and subsequently changed its name to Digital Rooster.com Inc. ("Digital"). As a result, the Company's year end was changed from August 31 to March 31 in 2000. Accordingly, the comparative figures have been presented for seven months. See Note 4 for a detailed description of the reverse takeover ("RTO") transaction. Web was incorporated in Ontario on February 17, 1998.

     (b)  Basis  of  presentation

          These consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles. Significant differences between Canadian Generally Accepted Accounting Principles and United States Generally Accepted Accounting Principles, as they relate to these consolidated financial statements, are explained in Note 20.


/Continued


                                                                              7.

                            DIGITAL ROOSTER.COM INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 MARCH 31, 2001, 2000 AUGUST 31, 1999 AND 1998
                         (EXPRESSED IN CANADIAN DOLLARS)


3.   SIGNIFICANT  ACCOUNTING  POLICIES  AND  BASIS OF PRESENTATION - Continued

     (c)  Use  of  estimates

          The preparation of these consolidated financial statements in conformity with Canadian Generally Accepted Accounting Principles has required management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as at March 31, 2001, March 31, 2000 and the revenue and expenses reported for the periods then ended. Actual results may differ from those estimates.

     (d)  Revenue  recognition

          Revenue from monthly subscriptions to the website is deferred on receipt and is recognized as the services are provided.

          Revenue from the license of video contents and access to the Company's website to wholesale customers is recognized as the services are provided under the terms of the contract.

          Revenue from advertisements on the website of the Company is recognized when all the significant obligations have been completed, the fees are fixed and determinable and collectability of such fees is reasonably assured. Revenue from an advertising barter transaction is recorded only if the fair value of the advertising surrendered in the transaction is determinable based on the entity's own historical practice of receiving cash for the similar barter transactions. If the fair value of the advertising surrendered in the barter transaction is not determinable, the advertising income from the barter transaction is recorded based on the carrying amount of the advertising surrendered which is generally nil.

     (e)  Capital  assets

          Capital assets are recorded at cost, less accumulated amortization. Amortization is provided over the estimated useful lives of the assets as follows:

          Furniture  and  fixtures  -  20%  declining  balance
          Leasehold  improvements   -  20%  straight  line
          Computer  hardware        -  30%  declining  balance
          Computer  software        -  100%  declining  balance

          Capital assets purchased during the period are amortized at one-half of the above stated rates.

     (f)  Goodwill

          Goodwill is amortized on a straight line basis over its estimated useful life of 5 years.


/Continued


                                                                              8.

                            DIGITAL ROOSTER.COM INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 MARCH 31, 2001, 2000 AUGUST 31, 1999 AND 1998
                         (EXPRESSED IN CANADIAN DOLLARS)


3.   SIGNIFICANT  ACCOUNTING  POLICIES  AND  BASIS  OF  PRESENTATION - Continued

     (g)  Income  taxes

          The Company follows the asset and liability approach to accounting and reporting for income taxes.

          The income tax provision differs from that calculated by applying the statutory rates to the changes in current or future income tax assets or liabilities during the period.

          The Company provides a valuation allowance to reduce future income tax assets when it is more likely than not that the asset will not be realized.

     (h)  Foreign  currency  translation

          The reporting currency in these consolidated financial statements is the Canadian dollar. Accordingly, assets and liabilities denominated in U.S. dollars have been translated into Canadian dollars at the exchange rate prevailing at the balance sheet date, other than common stock which has been translated at historical rates. Results of operations have been translated at the average exchange rate for the period. Cumulative net translation adjustments are included as a separate component of shareholders' equity.

     (i)  Costs  of  raising  capital

          Incremental costs incurred in respect of raising capital are charged against equity proceeds raised.

4.   REVERSE  TAKEOVER

     These consolidated financial statements are prepared to give effect to a reverse takeover transaction using purchase method of accounting. In accordance with Canadian generally accepted accounting principles, these consolidated financial statements represent a continuation of the financial statements of the legal subsidiary, Web Dreams Inc.

     On January 19, 2000, the company issued 2,067,994 common shares for all of the issued and outstanding common shares of Web Dreams Inc. Subsequently, the company filed articles of amendment changing its name from Storimin Resources Inc. to Digital Rooster.com Inc.


/Continued


                                                                              9.

                            DIGITAL ROOSTER.COM INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 MARCH 31, 2001, 2000 AUGUST 31, 1999 AND 1998
                         (EXPRESSED IN CANADIAN DOLLARS)


          a.   REVERSE  TAKEOVER  -  CONTINUED

     Assets  acquired,  liabilities  assumed  and  purchase  considerations are:


     Cash  and  short-term  deposits                      $     13,519
     Liabilities                                              (100,621)
                                                          -------------
     Net  liabilities  assumed                                 (87,102)
     Goodwill  on  acquisition                                 341,195
                                                          -------------

     Less:  Non-cash  consideration                       $    254,093
                                                          =============

     Net  liabilities  assumed                            $     87,102
     Purchase consideration (1,016,369 common
        shares valued at $0.25 per share)                      254,093
                                                          -------------

     Goodwill                                             $    341,195
                                                          =============

5.   CAPITAL  ASSETS

                                             As At March
                                              31, 2001
                                             ------------     Net
                                             Accumulated    Carrying
                                   Cost      Amortization    Amount
                               ------------  ------------  --------

     Furniture and equipment   $     54,303  $      8,300  $ 46,003
     Leasehold improvements           8,141         3,522     4,619
     Computer hardware              219,052        93,130   125,922
     Computer software               18,741        10,409     8,332
                               ------------  ------------  --------

                               $    300,237  $    115,361  $184,876
                               ============  ============  ========

                                              As At March
                                               31, 2000
                                             ------------     Net
                                             Accumulated    Carrying
                                  Cost       Amortization    Amount
                               ------------  ------------  --------

     Furniture and equipment   $     15,547  $      2,882  $ 12,665
     Leasehold improvements           6,909         2,048     4,861
     Computer hardware              160,262        55,205   105,057
     Computer software                6,273         3,559     2,714
                               ------------  ------------  --------

                               $    188,991  $     63,694  $125,297
                               ============  ============  ========


/Continued


                                                                             10.

                            DIGITAL ROOSTER.COM INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 MARCH 31, 2001, 2000 AUGUST 31, 1999 AND 1998
                         (EXPRESSED IN CANADIAN DOLLARS)


5.   CAPITAL  ASSETS  -  Continued

                                             As At August
                                               31, 1999
                                             ------------      Net
                                             Accumulated    Carrying
                                  Cost       Amortization    Amount
                               ------------  ------------  --------

     Furniture and equipment  $      10,545  $      1,360  $  9,185
     Leasehold improvements           5,512         1,323     4,189
     Computer hardware              124,110        30,323    93,787
     Computer software                2,185         1,093     1,092
                              -------------  ------------  --------

                              $     142,352  $     34,099  $108,253
                              =============  ============  ========


                                         As At August
                                           31, 1998
                                         Accumulated      Net Carrying
                                 Cost    Amortization           Amount
                               ---------------------------------------
     Furniture and Fixtures    $  1,704     $   170           $  1,534
     Leasehold Improvements       3,812         391              3,421
     Computer hardware           45,908       6,886             39,022

                               $ 51,424     $ 7,447           $ 43,977



6.   GOODWILL

                                              As At March
                                               31, 2001
                                             ------------     Net
                                             Accumulated    Carrying
                                  Cost       Amortization    Amount
                               ------------  ------------  --------

     Goodwil                   $    341,195  $     82,456  $258,739
                               ============  ============  ========

                                              As At March
                                               31, 2001
                                             ------------     Net
                                             Accumulated    Carrying
                                  Cost       Amortization    Amount
                               ------------  ------------  --------

     Goodwil                   $    341,195  $     14,217  $326,978
                               ============  ============  ========



7.   LOANS  PAYABLE

     The loans payable are unsecured, bear no interest and have no fixed terms of repayment. The loans payable consists of:

                                 2001    2000    1999      1998
                                -------  -----  -------  -------
     Wade Pratt                 $40,600  $   -  $     -
     Thistle Development Corp.   25,000      -        -
     On line Theatre                  -      -   17,404   16,500
     Pepe Appugliese             10,961      -        -
                                -------  -----  -------

                                $76,561  $   -  $17,404  $16,500
                                =======  =====  =======  =======



/Continued


                                                                             11.

                            DIGITAL ROOSTER.COM INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 MARCH 31, 2001, 2000 AUGUST 31, 1999 AND 1998
                         (EXPRESSED IN CANADIAN DOLLARS)


8.   NOTE  PAYABLE

     The company's wholly-owned subsidiary, Pizay Investments Inc. ("Pizay"), entered into an agreement with ProAm Exploration Corporation with an exclusive option to acquire an undivided 10% interest in the property. As a part of the agreement, a non-interest bearing demand note payable of $90,000 was issued. The agreement was terminated in 1999. The company and Pizay are disputing a legal action initiated by ProAm Exploration Corporation.

9.   DUE  TO  SHAREHOLDERS

     Shareholders' advances are unsecured, bear no interest and while there are no fixed terms of repayment, the lenders have agreed not to demand payment before July 1, 2002.

10.  CAPITAL  STOCK

     i)  Authorized

     Unlimited number of Common shares

     Issued - Common shares                                Number      Amount

     Balance as at August 31, 1998 and 1999              20,000,000  $    1,000

     Issued for cash                                      6,912,872     810,033

     Issuance of shares in consideration of investment
     banking services (b)                                 1,600,000      60,000

     Issuance of shares on reverse takeover               2,067,994     254,093
                                                         ----------  ----------

     Balance as at March 31, 2000                        30,580,866   1,125,126

     Issued for cash                                      2,250,000     225,000
                                                         ----------  ----------

     Balance as at March 31, 2001                        32,830,866  $1,350,126
                                                         ==========  ==========

     (a) The issued and outstanding common shares reflect the stock split that occurred in Web Dream Inc. on August 18, 1999 (10,000:1). The stock split has been recorded in these consolidated financial statements as if it had occurred from the Company's inception.

     (b) The company issued 1,600,000 common shares to an unrelated party for certain investment banking services, including corporate development, design, structure, and financing, related to the reverse takeover transaction described on Note 4. The value of these services was recorded at $60,000 based on the agreed upon value of the services provided.


/Continued


                                                                             12.

                            DIGITAL ROOSTER.COM INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 MARCH 31, 2001, 2000 AUGUST 31, 1999 AND 1998
                         (EXPRESSED IN CANADIAN DOLLARS)


10.  CAPITAL  STOCK  -  Continued

     ii)  Stock  Options

     The Company currently issues stock options at the direction of the Board of Directors. These options have been granted to employees, directors, and consultants under the Company's stock option plan and any other terms and conditions determined by the Board of Directors at the time the options are issued. These options are granted with an exercise price equal to the market price of the Company's stock on the date of the grant. Presented below is a summary of stock option plan activity:



                                           Wt. Avg.                 Wt. Avg.
                                           Exercise     Options     Exercise
                                Number      Price     Exercisable    Price
                              -----------  ---------  ------------  ---------
     Balance, April 1, 1999    2,560,000   $    0.25    2,560,000   $    0.25
     Granted                   1,591,000        0.25    1,591,000        0.25
     Cancelled                (2,560,000)       0.25   (2,560,000)       0.25
                              -----------  ---------  ------------  ---------
     Balance, March 31, 2000   1,591,000   $    0.25    1,591,000   $    0.25
                                           ---------                ---------
     Cancelled                   (77,500)          -      (77,500)       0.25
     Granted                     232,500           -      232,500        0.25
     Exercised                         -           -            -           -
                              -----------  ---------  ------------  ---------
     Balance, March 31, 2001   1,746,000   $    0.25    1,746,000   $    0.25
                              ===========  ---------  ============  ---------

     Options  outstanding  and  exercisable  at  March  31, 2001 are as follows:


            Outstanding                                               Exercisable
            -----------                                               -----------
                                                                                   Wt. Avg.
                             Expiry       Remaining     Wt.  Avg.                  Exercise
     Price    Number          Date          Life      Exercise Price     Number     Price
     -----  -----------  ---------------  ---------  ---------------  -----------  --------

      0.25    1,518,500  February, 2002           1  $          0.25    1,518,500  $   0.25
      0.25       30,000  September, 2003          2             0.25       30,000      0.25
      0.25      167,500  December, 2004           3             0.25      167,500      0.25
      0.25       30,000  February, 2004           3             0.25       30,000      0.25


11.  CONTINGENT  LIABILITY

     In 1998, a claim was filed against the Company and its subsidiary seeking damages of $2,000,000 resulting from a breach of a contract. The Company has defended the claim on the basis that the contract was properly terminated. Management believes this action will not have a material adverse effect on the financial position of the Company and no provision has been accrued in these financial statements.


/Continued


                                                                             13.

                            DIGITAL ROOSTER.COM INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 MARCH 31, 2001, 2000 AUGUST 31, 1999 AND 1998
                         (EXPRESSED IN CANADIAN DOLLARS)


12.  LEASE  COMMITMENTS

     The subsidiary of the Company is obligated under operating leases for its premises, vehicles and equipment. The lease of premises expires on June 30, 2003.

     Future minimum payments for its premises as at March 31, 2001 are as follows:


          2002            $150,688
          2003             145,865
          2004              41,407
          2005               2,967

13.  INCOME  TAXES

     The Company has available losses, the benefits of which have not been recorded, of approximately $1,598,000 to be applied against future taxable income. The losses expire as follows:


          2005            $ 80,000
          2006             133,000
          2007             614,000
          2008             771,000
                          --------

                         1,598,000
                         ==========

     The nature and effects of the temporary differences that give rise to significant portions of the future income tax assets are as follows:

                                                    March 31,    March 31,     August 31,
                                                      2001         2000          1999
                                                   -----------  -----------  ------------
Future income tax assets - Losses carried forward  $  703,000   $  367,000        54,000
Valuation allowance                                  (703,000)    (367,000)      (54,000)
                                                   -----------  -----------  ------------
Net future income tax asset                        $        -   $        -   $         -
                                                   ===========  ===========  ============

     No future income tax asset has been recorded in respect of the above because the company cannot determine whether it is more likely than not that it will be able to realize the future income tax assets during the carry forward period.

14.  LOSS  PER  SHARE

     Loss per share is calculated on the basis of the weighted average number of common shares outstanding for the period. Loss per share has not been presented on a fully diluted basis as the effect would be antidilutive.


/Continued


                                                                             14.

                            DIGITAL ROOSTER.COM INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 MARCH 31, 2001, 2000 AUGUST 31, 1999 AND 1998
                         (EXPRESSED IN CANADIAN DOLLARS)

15.  CHANGES  IN  NON-CASH OPERATING ITEMS AND SUPPLEMENTAL CASH FLOW DISCLOSURE

     i)   Changes  in  non-cash  operating  items:

                                                                   March 31,                     August 31,  August 31,
                                                                     2001       March 31, 2000     1999         1998
                                                                  (12 months)     (7 months)    (12 months)  (7 months)
                                                                  -----------  ----------------  ---------  -----------
Decrease (increase) in accounts receivable                        $   69,286   $       (60,415)  $(53,171)  $    9,898
Increase in tax payable                                                    -             2,415          -
Increase in prepaid and sundry receivables                           (40,929)          (12,768)      (918)  $    3,901
Increase (decrease) in deferred revenue                              (30,714)           46,675          -

Increase (decrease) in accounts payable and accrued liabilities      299,337            58,517     57,174   $   38,818
                                                                  -----------  ----------------  ---------  -----------

                                                                  $  296,980   $        34,424   $  3.085   $   17,617
                                                                  ===========  ================  =========  ===========

Interest paid                                                     $   11,755   $        14,874   $ 16,752
                                                                  ===========  ================  =========

Income taxes paid                                                 $        -   $             -          -
                                                                  ===========  ================  =========

    (ii)  Supplemental disclosure of non-cash activities:

      a)  Goodwill on reverse takeover                            $        -   $       341,125   $      -   $        -
                                                                  ===========  ================

      b)  Non-cash investment banking expenses
         (See Note 10 (i) (b))                                    $        -   $        60,000          -            -
                                                                  ===========  ================  =========  ===========

16.  FAIR  VALUE  OF  FINANCIAL  STATEMENTS

     The present carrying amount of the Company's financial assets and liabilities approximates fair value.


/Continued
                                                                             15.

                            DIGITAL ROOSTER.COM INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 MARCH 31, 2001, 2000 AUGUST 31, 1999 AND 1998
                         (EXPRESSED IN CANADIAN DOLLARS)


17.  RELATED  PARTY  TRANSACTIONS

     (a) Computer expenses include $124,632 (2000 - $NIL) paid to a company with common ownership in the normal course of operations accounted for an amount of consideration established and agreed to by the related parties.

     (b) The 2000 amount due from Jazz Monkey Media Inc. $Nil (2000 - $225,207), related by virtue of common shareholder, was unsecured, bear no interest and had no fixed terms of repayment.


18.  BUSINESS  SEGMENTS  AND  GEOGRAPHICAL  INFORMATION

     The subsidiary of the Company has been operating in one business segment only, being monthly subscription to, and license of, website and video contents.

     Geographical  information

     Information as to sales and accounts receivable by reportable geographic segments is:

                           March 31, 2001   March 31, 2000   August 31, 1999  August 31, 1999
                            (12 months)      (7 months)       (12 months)        (7 months)
                          ---------------  ---------------  ----------------  ---------------
     Sales
     -----
      Canada                          4%               5%                5%               3%
      United States                  96%              95%               95%              97%

     Accounts receivable
     -------------------
      United States                 100%             100%             100%              100%

19.  SUBSEQUENT  EVENTS

     Filing  of  Form  20  -  F

     Subsequent to year-end, the Company filed an initial registration statement on Form 20 - F with the Securities and Exchange Commission of the United States. Accordingly, the disclosures in Note 20 have been prepared.


20.  CANADIAN  AND  UNITED  STATES  ACCOUNTING  PRINCIPLES  DIFFERENCES

     The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). In certain respects, Canadian GAAP differs from United States generally accepted accounting principles ("U.S. GAAP").


/Continued...
                                                                             16.

                            DIGITAL ROOSTER.COM INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 MARCH 31, 2001, 2000 AUGUST 31, 1999 AND 1998
                         (EXPRESSED IN CANADIAN DOLLARS)

20.  CANADIAN  AND  UNITED  STATES ACCOUNTING PRINCIPLES DIFFERENCES - Continued

     The company prepared and filed Canadian and United States generally accepted accounting principles difference reconciliation with its initial registration statement. The previously prepared reconciliation of Canadian and United States generally accepted accounting principles has been restated to comply with certain requirements of the Securities and Exchange Commission of the United States. The effects on the Company's financial statements resulting from these differences are summarized as follows:

     BALANCE  SHEET

                                                        March 31,    March 31,      August 31,      August 31,
                                                          2001         2000            1999           1998
                                                       -----------  -----------  ----------------  -----------
TOTAL ASSETS UNDER CANADIAN GAAP                       $  589,122   $  917,263   $        177,477  $    61,291
Adjustments in respect of:
 - Goodwill on reverse takeover (Note 20 (a))            (258,740)    (326,978)  $              -
                                                       -----------  -----------  ----------------

TOTAL ASSETS UNDER U.S. GAAP                              330,382   $  590,285   $        177,477  $    61,291
                                                       ===========  ===========  ================  ===========

                                                         March 31,      March 31,    August 31,     August 31,
                                                           2001         2000           1999           1998
                                                       -----------  -----------  ----------------  -----------

SHAREHOLDERS' EQUITY UNDER CANADIAN GAAP                 (103,367)  $  560,689   $         20,255  $     5,973

Adjustments to opening balances to reflect effect of
 - Goodwill on reverse takeover (Note 20 (a))            (326,978)           -                  -
                                                       -----------  -----------  ----------------

Opening balance under U.S. GAAP, as adjusted             (380,345)     560,689             20,255  $     5,973

Adjustments in respect of:
 - Goodwill on reverse takeover (Note 20 (a))                   -     (341,195)                 -

 - Amortization of goodwill on reverse takeover
 (Note 20 (a))                                             68,239       14,217                  -
                                                       -----------  -----------  ----------------

SHAREHOLDERS' EQUITY UNDER U.S GAAP                      (312,106)  $  233,711   $         20,255  $     5,973
                                                       ===========  ===========  ================  ===========



/Continued
                                                                             17.

                            DIGITAL ROOSTER.COM INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 MARCH 31, 2001, 2000 AUGUST 31, 1999 AND 1998
                         (EXPRESSED IN CANADIAN DOLLARS)

20.  CANADIAN  AND  UNITED  STATES ACCOUNTING PRINCIPLES DIFFERENCES - Continued

CONSOLIDATED STATEMENTS OF
OPERATIONS AND COMPREHENSIVE
INCOME
                                                       March 31,     March 31,         August 31,     August 31,
                                                          2001         2000,             1999            1998
                                                       (12 months)   (7 months)       (12 months)     (7 months)
                                                      ------------  ------------  -----------------  ------------
NET INCOME (LOSS) UNDER CANADIAN GAAP                    (889,056)  $  (433,692)  $       (135,718)  $      4,973

Adjustments in respect of:
 - Goodwill on reverse takeover (Note 20 (a))                   -      (341,195)                 -
 - Amortization of goodwill on reverse takeover
 (Note 20 (a))                                             68,239        14,217                  -
                                                      ------------  ------------  -----------------


NET INCOME AND COMPREHENSIVE INCOME UNDER U.S. GAAP   $  (820,817)  $  (760,670)  $       (135,718)  $      4,973
                                                      ============  ============  =================

Loss per common share as per U.S. GAAP
(Note 20 (e))
Basic
 - Weighted average common shares outstanding          30,958,948    26,144,464         20,000,000          1,000

 - Basic loss per share                               $     (0.03)  $     (0.03)             (0.01)         .0002

     Loss per share has not been presented on a fully diluted basis as the effect would be anti-dilutive.



     STATEMENTS  OF  OPERATIONS  AND  CASH  FLOWS

     There are no material differences between the Canadian GAAP used in preparing the statements of operations and cash flows and those that would apply had the statements been prepared in accordance with U.S. GAAP.

     DIFFERENCE  BETWEEN  CANADIAN  AND  U.S.  GAAP  AND  ADDITIONAL DISCLOSURES

     (a)  Goodwill  on  reverse  takeover

     In accordance with Canadian GAAP (EIC 10), the excess of purchase consideration paid in a reverse takeover transaction over the sum of the amounts assigned to the assets acquired and liabilities assumed is recorded as goodwill as described in Note 4.


/Continued
                                                                             18.

                            DIGITAL ROOSTER.COM INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 MARCH 31, 2001, 2000 AUGUST 31, 1999 AND 1998
                         (EXPRESSED IN CANADIAN DOLLARS)


20.     CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES DIFFERENCES - Continued

          In accordance with U.S. GAAP, the purchase consideration paid on the merger of a public shell and a private operating company is accounted for as a recapitalization of the private operating company and no goodwill is recorded.

          Accordingly, the audited balance sheets for 2001 and 2000 prepared in accordance with Canadian GAAP would have been restated under U.S. GAAP to reduce the goodwill and share capital recorded. In addition, the statements of operations for 2001 and 2000 are also adjusted to reverse the annual amortization of goodwill.


     (b)  Accounts  receivable

          U.S. GAAP requires disclosure of allowance for doubtful account in the financial statements.

          The Company has not recorded any such allowance for the periods presented in these financial statements.

     (c)  Deferred  tax  assets

          Deferred tax assets (in Canada, future income tax assets) are comprised of benefits arising from losses carried forward. No deferred tax assets have been recorded in accordance with Canadian GAAP because the Company cannot determine whether it is more likely than not that it will be able to realize the benefit of these losses carried forward during the carry forward period. U.S. GAAP requires, in such circumstances, that disclosure be made of the value of the asset and any valuation allowance applied to it. Therefore, in accordance with U.S. GAAP the following would be included in disclosures related to deferred tax assets in notes to the financial statements:

                                      March 31,    March 31,    August 31,
                                        2001         2000          1999
                                     -----------  -----------  ------------

          Deferred tax assets        $  703,300   $  367,000        54,000
          Less: Valuation allowance    (703,300)    (367,000)      (54,000)
                                     -----------  -----------  ------------

                                     $        -   $        -   $         -
                                     ===========  ===========  ============


/Continued
                                                                             19.

                            DIGITAL ROOSTER.COM INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 MARCH 31, 2001, 2000 AUGUST 31, 1999 AND 1998
                         (EXPRESSED IN CANADIAN DOLLARS)


20.  CANADIAN  AND  UNITED  STATES ACCOUNTING PRINCIPLES DIFFERENCES - Continued

     (d) Information as to products, geographic markets, significant estimates and concentrations

          United States GAAP requires information as to products, geographic markets, significant estimates and concentrations, to be disclosed in the notes to financial statements. This information is usually disclosed with the summary of significant accounting policies. Such information is provided in Notes 3 and 18.

     (e)  Stock  options

          U.S. GAAP (SFAS 123) requires certain disclosures regarding stock options granted to employees and directors as compensation under stock option plans. Because the Company applies the principles of APB 25, (Accounting for Stock Issued to Employees), which are the same as Canadian generally accepted accounting principles, there are no differences noted in respect of the options granted.

          However, in accordance with SFAS 123, the Company would be required, in any event, to disclose the following:

          "The Company is required to adopt SFAS 123, Accounting for Stock-Based Compensation. In accordance with the provisions of SFAS 123, therefore, the Company applied APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for its plans, the Company would not recognize compensation expense for its stock-based compensation plans as the exercise price of options granted under the plan was not less then the than current fair market value of common shares.

          SFAS 123 requires entities that account for awards for stock-based compensation to employees in accordance with APB 25 to present pro forma disclosures of net income and earnings per share as if compensation cost was measured at the date of grant based on fair value of the award. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions:


               Expected  life  of  options        1.5  years
               Risk  free  interest  rate         5%
               Expected  volatility               325%
               Expected  dividend  yield          0.0%


/Continued
                                                                             20.

                            DIGITAL ROOSTER.COM INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 MARCH 31, 2001, 2000 AUGUST 31, 1999 AND 1998
                         (EXPRESSED IN CANADIAN DOLLARS)


20.  CANADIAN  AND  UNITED  STATES ACCOUNTING PRINCIPLES DIFFERENCES - Continued

     The Black Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

     Had the compensation costs for the Company's stock option plan been recognized based upon the fair value on the grant date under the methodology prescribed by SFAS 123, the Company's income from continuing operations and earnings per share for the periods ended March 31, 2001 and 2000 would have been impacted as indicated in the following table. The results which reflect only the impact of the options granted are as follows:

                    March 31, 2001           March 31,2000         August 31, 1999          August 31, 1998
                      (12 months)              (7 months)            (12 months)               (7 months)
                ------------------------  ----------------------  ---------------------  ----------------------
                Reported    Proforma      Reported    Proforma    Reported    Proforma    Reported    Proforma
                ----------  ------------  ----------  ----------  ---------  ----------  ----------  ----------
Net loss        $(889,056)  $(1,164,850)  $(433,692)  $(433,692)  (135,718)  (135,718)       4,973        4,973

Basic loss per  $   (0.03)  $     (0.04)  $   (0.01)  $   (0.01)     (0.01)     (0.01)       .0002        .0002
share


     (f) Differences in various accounting terms used in U.S. GAAP and Canadian GAAP

          In U.S. GAAP some of the accounting terms used differ from Canadian GAAP. The following is a summary:


          U.S.  GAAP                                   Canadian  GAAP
          ----------                                   --------------

          Deferred  income  taxes                      Future  income  taxes

          Depreciation  of  tangible                   Amortization
          capital  assets

          Excess  of  cost  over  fair                 Goodwill
          value  of  net  assets  acquired

          Reverse  acquisition                         Reverse  takeover


                                                                             21.

                            DIGITAL ROOSTER.COM INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 MARCH 31, 2001, 2000 AUGUST 31, 1999 AND 1998
                         (EXPRESSED IN CANADIAN DOLLARS)


20.  CANADIAN  AND  UNITED  STATES ACCOUNTING PRINCIPLES DIFFERENCES - Continued

     (g)  Statement  of  shareholders'  equity

          In accordance with U.S. GAAP, statement of shareholders' equity is presented as under:


                                                                    Total
                                      Capital                   Shareholders
                                       Stock        Deficit        Equity
                                     ----------  --------------  ----------
Common stock and other
Balance, August 31, 1999             $  405,000       (130,745)  $  20,255

Issued during the year

Issuance of shares for cash             810,034              -     810,034

Issuance of shares in consideration
of investment banking services           60,000              -      60,000

Net loss                                      -       (433,692)   (433,692)
                                     ----------  --------------  ----------

Balance, March 31, 2000               1,125,125       (564,437)    560,689

Issued during the year

Issuance of shares for cash             225,000              -     225,000
Net loss                                      -       (889,056)   (889,056)
                                     ----------  --------------  ----------

Balance, March 31, 2001              $1,350,126  $  (1,453,493)  $(103,367)


                                                                             22.

ITEM  19.     EXHIBITS

The  following  documents  are  filed  as  part  of  this  Report:

1.1     Consent of Independent Auditors ( Mintz and Partners LLP)
1.2     Consent of Independent Auditors ( Silver Gold Glatt & Grossman LLP)
2.1     Articles of Amendment  dated  January  19,  2000  (1)
2.2     Articles of Amalgamation  dated  April 1, 1999  (1)
2.3     Articles of Continuance  dated  October  30,  1998  (1)
2.4     Certificate of Amendment  dated  April  1,  1997  (1)
2.5     Certificate and Articles of Arrangement  dated  September  28,  1995(1)

2.6     Certificate  of  Incorporation  dated  January  16,  1984.  (1)
3.1     By  law  No.  1  of  the  Corporation  (1)
3.2     Specimen  Common  Share  Certificate  (1)
5.1     List  of  Subsidiaries  (1)
6.1     Management  Information  Circular  dated  August  20,  2000  (1)
7.1 Storimin Resources Limited Notice of Annual and Special Meeting and Management Information Circular dated November 12, 1999. (1)
7.2     Securities  Exchange  Agreement  dated  November  12,  1999.  (1)
8.1     Form  of  Stock  Option  Agreement  (1)
9.1     Employment  Agreement  for  John  A.  van  Arem  (1)
9.2     Employment  Agreement  for  Anthony  Korculanic  (1)
10.1    Management  Information  Circular  dated  October  15,  2001
23.1    Consent  of  Independent  Auditors  ( Mintz  and  Partners  LLP)
23.2    Consent  of  Independent  Auditors  ( Silver Gold Glatt & Grossman LLP)

(1)  Previously  Provided




SIGNATURE  PAGE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this registration statement to be signed on Its behalf by the undersigned, there unto duly authorized.

                                   DIGITAL  ROOSTER.COM  INC.



                                         /s/  JOHN  ALEXANDER  VAN  AREM
                                   ---------------------------------------------
                                   By:   John  Alexander  van  Arem
                                         President  and  Chief Executive Officer
                                         and  Chief  Accounting  Officer

Dated:  December 14, 2001